Filed pursuant to General Instruction II.L of Form F-10;
File No. 333-180223

Prospectus Supplement

to the Short Form Base Shelf Prospectus dated March 26, 2012

New Issue	May 1, 2013

Novadaq Technologies Inc.

U.S.$50,310,000

3,900,000 Common Shares

Novadaq Technologies Inc. (“Novadaq” or the “Company”) is hereby qualifying for distribution 3,900,000 common shares (the “Common Shares”) at a price of U.S.$12.90 per Common Share (the “Offering”). The offering price of the Common Shares was determined by negotiation among the Company and Canaccord Genuity Inc. (“Canaccord Genuity”) and certain of its broker-dealer affiliates (collectively, the “Underwriter”) who is acting as underwriter in respect of the Offering in the United States and Canada.

The Common Shares of Novadaq are listed on the Toronto Stock Exchange (“TSX”) under the symbol “NDQ” and on the NASDAQ Global Market (“NASDAQ”) under the symbol “NVDQ”. The closing price of the Common Shares on the TSX and NASDAQ on May 1, 2013, the latest practicable date, was CDN$13.52 and U.S.$13.51, respectively. The Underwriter may effect transactions which stabilize or maintain the market price of Novadaq’s Common Shares at levels other than those which might otherwise prevail in the open market in accordance with applicable market stabilization rules. See “Underwriting”.

An investment in the Common Shares offered by this prospectus supplement (the “Prospectus Supplement”) and the accompanying short form base prospectus (the “Prospectus”) is speculative and bears certain risks. See “Risk Factors” in this Prospectus Supplement and the accompanying Prospectus.

Price: U.S.$12.90 per Common Share

	Public Offering Price	Underwriting Discount	Net Proceeds to the Company, before expenses
Per Common Share	U.S.$12.90	U.S.$0.61	U.S.$12.29
Total	U.S.$50,310,000	U.S.$2,379,000	U.S.$47,931,000

The Company has granted the Underwriter an over-allotment option (the “Over-allotment Option”), exercisable for 30 days from the date of the Prospectus Supplement, to purchase up to an additional 585,000 Common Shares, at the public offering price, less the underwriting discount, to cover Over-allotments. If the Over-allotment Option is exercised in full, the total price to the public, underwriting discount and net proceeds before expenses to the Company will be U.S.$57,856,500, U.S.$2,735,850 and U.S.$55,120,650, respectively. This Prospectus Supplement and the accompanying Prospectus also qualify the grant of the Over-allotment Option and the distribution of additional Common Shares issuable on exercise of the Over-allotment Option. See “Underwriting”.

The Underwriter may offer the Common Shares in transactions in the over-the-counter market or through negotiated transactions at market prices or negotiated prices.

This offering is made by a “foreign issuer” under U.S. securities laws that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and are subject to Canadian auditing standards and Canadian and U.S. independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the Common Shares described herein may have tax consequences both in the United States and Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be fully described herein.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, a majority of our officers and directors and some of the experts named in this Prospectus Supplement and the accompanying Prospectus are Canadian residents, and a substantial portion of our assets are located in Canada.

THESE COMMON SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR HAS THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES APPROVED OR DISAPPROVED THESE COMMON SHARES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Canaccord Genuity

The Common Shares will be issued and sold pursuant to an underwriting agreement dated May 1, 2013 between us and the Underwriter (the “Underwriting Agreement”).

Underwriter’s Position	Maximum Size or Number of Securities Available	Exercise Period	Exercise Price
Over-allotment Option	585,000 Common Shares	Any time within 30 days after the date of this Prospectus Supplement	U.S.$12.90 per Common Share

After the initial offering, the offering price may be changed by the Underwriter. See “Underwriting”.

The Underwriter, as principal, conditionally offers the Common Shares subject to prior sale if, as and when issued by Novadaq and accepted by the Underwriter in accordance with the conditions contained in the Underwriting Agreement described under “Underwriting” and subject to the approval of certain legal matters on behalf of Novadaq by Stikeman Elliott LLP, with respect to Canadian legal matters, and by Dechert LLP, with respect to U.S. legal matters, and on behalf of the Underwriter by Goodwin Procter LLP. Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is anticipated that one or more global certificates representing the Common Shares will be issued and registered in the name of CDS Clearing and Depositary Services Inc. (“CDS”) or its nominee and the Depository Trust Company (“DTC”), as directed by the Underwriter, and will be deposited with CDS or DTC, as the case may be. No beneficial holder of such Common Shares will receive definitive certificates representing their interest in the Common Shares. Beneficial holders of Common Shares will receive only a customer confirmation from the Underwriter or other registered dealer who is a CDS or DTC participant and from or through whom a beneficial interest in the Common Shares is acquired. Certain other holders will receive definitive certificates representing their interests in Common Shares.

Delivery of the Common Shares is expected to be made on or about May 7, 2013. The Company estimates the total expenses of this Offering (including the reimbursement to the Underwriter for expenses related to the Offering up to U.S.$100,000), excluding underwriting discounts to be approximately U.S.$325,000.

A purchaser who acquires Common Shares forming part of the Underwriter’s over-allocation position acquires those securities under this Prospectus Supplement and the accompanying Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-allotment Option or secondary market purchases.

Our registered and principal office is located at 2585 Skymark Avenue, Suite 306, Mississauga, Ontario, L4W 4L5.

PROSPECTUS SUPPLEMENT

ABOUT THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this Prospectus Supplement, which describes the terms of the Offering and adds to and updates information in the accompanying Prospectus and the documents incorporated by reference therein. The second part is the accompanying Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Prospectus solely for the purposes of this Offering. This Prospectus Supplement may add, update or change information contained in the accompanying Prospectus. Before investing, you should carefully read both this Prospectus Supplement and the accompanying Prospectus together with the additional information about Novadaq to which we refer you in the sections of this Prospectus Supplement entitled “Documents Incorporated by Reference” and “Where You Can Find More Information”.

You should rely only on the information contained in or incorporated by reference into this Prospectus Supplement and the accompanying Prospectus. The Company has not authorized anyone to provide you with different information. The Company is not making an offer of these Common Shares in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this Prospectus Supplement or the accompanying Prospectus is accurate as of any date other than the date on the front of this Prospectus Supplement.

Unless otherwise specifically stated, all dollar amounts in this Prospectus Supplement are expressed in United States (“U.S.”) dollars. Potential purchasers should be aware that foreign exchange fluctuations are likely to occur from time to time and that the Company does not make any representation with respect to currency values from time to time. Investors should consult their own advisors with respect to the potential risk of currency fluctuations.

The Company’s consolidated financial statements of financial position as at December 31, 2012 and 2011 and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for each of the years then ended December 31, 2012 and 2011 were prepared in accordance with IFRS as issued by the IASB. All financial statements are subject to Canadian auditing standards and may not be comparable to financial statements of United States companies. In accordance with the SEC rules, companies that prepare their financial statements in accordance with IFRS as issued by the IASB are permitted to file such financial statements with the SEC without including a reconciliation to U.S. generally accepted accounting principles, and therefore no such reconciliation has been prepared or provided.

Novadaq® is our registered trademark and the Novadaq logo is our trademark. All other trade names, trademarks and service marks appearing in this Prospectus Supplement are the property of their respective owners. We have assumed that the reader understands that all such terms are source-indicating. Accordingly, such terms, when first mentioned in this Prospectus Supplement appear with the trade name, trademark or service mark notice and then throughout the remainder of this Prospectus Supplement without trade name, trademark or service mark notices for convenience only and should not be construed as being used in a descriptive or generic sense.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein contain certain information that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking information. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding the future financial position, business strategy and strategic goals, research and development activities, projected costs and capital expenditures, financial results, research and clinical testing outcomes, taxes and plans and objectives of, or involving, Novadaq®. Without limitation, information regarding future sales and marketing activities, SPY® , SPY Elite®, LUNATM and FIREFLY Imaging System sales, placements and utilization rates, reimbursement for the SPY, SPY Elite, LUNA and FIREFLY procedures, future revenues arising from the sales of the Company’s products, the sales and marketing arrangements with LifeCell™ Corporation, the license and supply agreements with Intuitive Surgical®, Inc., the distribution agreement with MAQUET Cardiovascular and future potential partnerships, research and development activities, the Company’s plans to seek further regulatory clearances for additional indications, as well as the Company’s plans for development of an endoscopic version of the SPY technology, which will be marketed under the brand name PINPOINT®, is forward-looking information.

Forward-looking information is based on certain factors and assumptions regarding, among other things, market acceptance and the rate of market penetration of Novadaq’s products, the success of Novadaq’s partnerships, the effect of reimbursement codes for procedures involving use of the SPY, SPY Elite, LUNA and FIREFLY Imaging System and/or PINPOINT Endoscopic Fluorescence Imaging System and the clinical results of the use of SPY, SPY Elite, LUNA, FIREFLY and/or PINPOINT Imaging Systems or the CO2 Heart Laser™ System for Transmyocardial Revascularization. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include: risks relating to the transition from research and development activities to commercial activities; market acceptance and adoption of the Company’s products; the risk that a recently implemented reimbursement code will not affect acceptance or usage of the SPY System; risks related to third-party contractual performance; dependence on key suppliers for components of the Company’s products; regulatory and clinical risks; risks relating to the protection of intellectual property; risks inherent in the conduct of research and development activities, including the risk of unfavorable or inconclusive clinical trial outcomes; potential product liability, competition and the risks posed by potential technological advances; and, risks relating to fluctuations in the exchange rate between the U.S. and the Canadian dollar. We have included important factors in the cautionary statements included in this Prospectus Supplement and the accompanying Prospectus, particularly in the sections in each document entitled “Risk Factors”, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make.

Undue importance should not be placed on forward-looking information, nor should reliance be placed upon this information as of any other date. Unless required by law, Novadaq does not undertake to update this information at any particular time. These forward-looking statements contained herein are made as of the date of this Prospectus Supplement.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights certain information about the Company, this Offering and selected information contained elsewhere in or incorporated by reference into this Prospectus Supplement or the accompanying Prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in the Common Shares. For a more complete understanding of the Company and this Offering, we encourage you to read and consider carefully the more detailed information in this Prospectus Supplement and the accompanying Prospectus, including the information incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, and the information included in any free writing prospectus that the Company has authorized for use in connection with this Offering, including the information under the heading “Risk Factors” in this Prospectus Supplement on page S-7. All capitalized terms used in this summary refer to those definitions contained elsewhere in this Prospectus Supplement and/or the accompanying Prospectus, as applicable.

Novadaq Technologies Inc.

Our Business

Novadaq primarily develops, manufactures and markets real-time fluorescence imaging products designed for use by surgeons in the operating room and other clinical settings where open, minimally invasive or interventional procedures are performed. The Company’s SPY Imaging core technology platform provides clinically relevant anatomic and physiologic images during a wide variety of complex surgical procedures without exposing the patient to radiation.

The SPY technology platform is flexible and can be used to develop unique imaging devices specifically designed to meet the needs of different physicians and the specialty procedures they perform. SPY images enable surgeons treating life-threatening illnesses, such as breast, colon and other cancers, diabetes and certain cardiovascular diseases, to effectively visualize blood flow in vessels, co-joined vessels and micro-vessels and to visually assess the quality of blood perfusion in tissue such as skin and organs. The ability to assess blood flow and tissue perfusion in real-time enables surgeons to repair or remove tissue that could, otherwise, lead to post-operative complications, if not addressed during the surgical procedure, which in turn increases overall treatment costs. Similarly the ability to visualize perfusion in non-healing wounds can assist wound care specialists to make critical treatment decisions that can positively impact patient outcomes and potentially speed healing times.

More than 70 peer-reviewed publications report experiences using SPY Imaging technologies in a variety of surgical procedures including open, robotic and endoscopic surgeries, as well as in wound care. Published literature supports the use of SPY Imaging across the variety of specialties in which the technology has been shown to enable surgeon and medical specialists to make more informed decisions that may lead to fewer post-operative complications and correspondingly reduce hospital costs. The SPY, SPY Elite , FireFly and LUNA Imaging Systems, are 510(k) cleared by the U.S. Food and Drug Administration (“FDA”) and indicated for use in a variety of surgical, interventional and outpatient applications including coronary artery bypass graft, cardiovascular, plastic, micro and reconstructive, organ transplant, gastrointestinal, vascular and robotic surgery and wound care. The SPY and SPY Elite Systems are also Conformité Européenne for sale into Europe, and are licensed by Health Canada, and have regulatory authority approval for sale in Japan and certain other markets outside of the United States. The Company also markets the SPY Analysis Toolkit (“SPY-Q”), companion post-processing software designed to allow surgeons to enhance and apply objective analysis tools to SPY, SPY Elite and LUNA images. SPY-Q is also 510(k) cleared by the FDA. The endoscopic version of SPY, the PINPOINT Endoscopic Fluorescence Imaging System, is also FDA 510(k) cleared for use in minimally invasive surgical procedures. PINPOINT combines the capabilities of SPY Imaging with state-of-the-art HD visible light visualization offered by conventional endoscopes, providing surgeons with better visualization of important anatomic structures and micro-perfusion during complex minimally invasive procedures.

Novadaq’s products are primarily sold on the basis of providing clinical value, both to healthcare providers and practitioners. Use of the Company’s products has been shown in published clinical studies to improve outcomes, resulting in creation of economic value to healthcare providers in the form of reduced costs. In addition, physicians performing SPY, SPY Elite, PINPOINT and LUNA Imaging continue to be paid through the use of existing Current Procedural Terminology (“CPT”) codes. In August 2011, the Centers for Medicare and Medicaid Services (“CMS”) issued new guidelines enabling the use of a CPT coding modifier that allows surgeons to bill for each SPY Imaging procedure performed when medically necessary. In October 2007, CMS established ICD-9-CM code 88.59 which enabled hospitals to bill for SPY procedures performed in cardiac surgery, and in October 2010, ICD-9-CM code 17.71 became effective for billing for SPY (SPY Elite, PINPOINT or FIREFLY) fluorescence vascular angiography procedures in non-cardiac applications. In March 2012, CMS assigned SPY, (SPY Elite, PINPOINT or FIREFLY) fluorescence vascular angiography procedures for payment to APC 0397 (Vascular Imaging) under the Outpatient Prospective Payment System, effective April 1, 2012. Effective January 1, 2013, CMS increased the National Average Payment for APC 0397 to $330.97.

Corporate Information

Novadaq was incorporated under the Canada Business Corporations Act (“CBCA”) on April 14, 2000. The registered and principal office of the Company is located at 2585 Skymark Avenue, Suite 306, Mississauga, Ontario, L4W 4L5.

The Company has one wholly-owned subsidiary, Novadaq Corp., incorporated under the laws of the State of Delaware in July 2005, which is involved in the Company’s commercial activities in the United States.

The Common Shares of Novadaq are listed on the TSX under the symbol “NDQ” and on the NASDAQ under the symbol “NVDQ”.

SUMMARY OF THE OFFERING

Issuer:	Novadaq Technologies Inc.

Offering:	U.S.$50,310,000 aggregate amount of Common Shares.

Common Shares offered by Novadaq:	3,900,000 Common Shares

Over-allotment Option:	585,000 Common Shares

Common Shares outstanding before this Offering:	43,123,071 Common Shares

Common Shares to be outstanding immediately after this Offering:	47,023,071 Common Shares (47,608,071 if the Over-allotment Option is exercised in full)

Use of Proceeds:	The Company estimates that the net proceeds from the Offering will be approximately $47.6 million, after deducting underwriting discounts of $2.4 million and the Company’s expenses of the Offering, which are estimated to be $325,000. If the Underwriter’s Over-allotment Option is exercised in full, the net proceeds will be approximately $54.8 million. The Company intends to use the net proceeds from the Offering for general corporate purposes, including working capital, sales force expansion, continued clinical development, continued strengthening of the Company’s intellectual property through research and development, capital expenditures, the procurement of raw material supply and for future research and development of new product hardware and new imaging molecules such as those required for nerve imaging. The Company may use a portion of the net proceeds to acquire or invest in complementary businesses, technologies or assets. The Company currently has no present understandings, commitments or agreements to enter into any acquisitions or make any investments.

TSX symbol:	The Common Shares are listed on the TSX under the symbol NDQ

NASDAQ symbol:	The Common Shares are listed on the NASDAQ under the symbol NVDQ

Risk Factors:	You should carefully read and consider the information set forth in “Risk Factors” beginning on page S-7 of this Prospectus Supplement and page 16 of the accompanying Prospectus before investing in our Common Shares.

The number of Common Shares to be offered by the Company and the number of Common Shares to be outstanding are based on the approximate number of Common Shares outstanding as of May 1, 2013. Unless specifically stated otherwise, the information in this Prospectus Supplement:

•	is based on the assumption that the Underwriter will not exercise the option to purchase additional Common Shares granted to it by the Company;

•	is based on the assumption that the convertible loan debentures will not be converted into additional Common Shares of the Company;

•	excludes 3,148,635 Common Shares reserved for issuance upon the exercise of options outstanding as of May 1, 2013 at a weighted average exercise price of $4.17 per Common Share;

•

excludes 456,095 Common Shares reserved for issuance upon the exercise of warrants outstanding as of May 1, 2013 and issued in February, 2010, each such warrant has a five-year term and is exercisable for one Common Share at an exercise price of CDN$3.00; and

•

excludes 1,621,846 Common Shares reserved for issuance upon the exercise of warrants outstanding as of May 1, 2013and issued in March 2011, each such warrant has a five-year term and is exercisable for one Common Share at an exercise price of CDN$3.18.

RISK FACTORS

An investment in the Common Shares offered hereby involves risks. In addition to the other information contained in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein, the prospective investors should carefully consider the factors set out under “Risk Factors” in the accompanying Prospectus, in the Company’s annual information form for the year ended December 31, 2012 (which is incorporated by reference herein) and the factors set out below, which do not constitute an exhaustive list, in evaluating Novadaq and its business before making an investment in the Common Shares. Additional risks and uncertainties not presently known to the Company or that the Company believes to be immaterial may also adversely affect the Company’s business.

Volatility of Common Share Price

Market prices for common shares of companies such as Novadaq are often volatile. Factors such as regulatory developments regarding Novadaq’s products or processes, developments regarding potential or future third-party collaborators, announcements of technological innovations, new commercial products, patents, the development of proprietary rights by it or by others or any litigation relating to these rights, regulatory actions, general conditions in the medical device, diagnostic, biotechnology or pharmaceutical industries, failure to meet analysts’ expectations, publications, financial results, economic conditions in the United States, Canada or abroad, terrorism and other factors could have a significant effect on the share price of the Common Shares. In recent years, the stock of other companies in the medical device, diagnostic, biotechnology and pharmaceutical industries have experienced extreme price fluctuations that have been both related and unrelated to the operating performance of the affected companies. There can be no assurance that the market price of the Common Shares will not experience significant fluctuations in the future.

Novadaq Has Broad Discretion in How to Use the Net Proceeds of this Offering, and the Company May Not Use These Proceeds in a Manner Desired by the Company’s Shareholders

Management will have broad discretion with respect to the use of the net proceeds from this Offering and investors will be relying on the judgment of management regarding the application of these proceeds. Management could spend most of the net proceeds from this Offering in ways that the Company’s shareholders may not desire or that do not yield a favorable return. You will not have the opportunity, as part of your investment in the Common Shares, to influence the manner in which the net proceeds of this Offering are used. At the date of this Prospectus Supplement, the Company intends to use the net proceeds from the Offering for general corporate purposes, including working capital, sales force expansion, continued clinical development, continued strengthening of the Company’s intellectual property through research and development, capital expenditures, the procurement of raw material supply and for future research and development of new product hardware and new imaging molecules such as those required for nerve imaging. The Company may use a portion of the net proceeds to acquire or invest in complementary businesses, technologies or assets. The Company currently has no present understandings, commitments or agreements to enter into any acquisitions or make any investments. See “Use of Proceeds”. However, Novadaq’s needs may change as the business and the industry the Company addresses evolve. As a result, the proceeds to be received in this Offering may be used in a manner significantly different from the Company’s current expectations.

You Will Experience Immediate and Substantial Dilution

If you purchase the Common Shares in this Offering, you will incur an immediate and substantial dilution in net tangible book value of $11.17 per share (excluding intangible assets and shareholder warrants), after giving effect to the sale by the Company of 3,900,000 Common Shares offered in this Offering, and after deducting underwriting discounts and estimated Offering expenses payable by Novadaq. In addition, if the Underwriter exercises its Over-allotment Option, you will incur additional dilution.

The Company Does Not Currently Intend to Pay any Cash Dividends on its Common Shares in the Foreseeable Future; Therefore, the Company’s Shareholders May Not be Able to Receive a Return on their Common Shares Until They Sell Them

The Company has never paid or declared any cash dividends on its Common Shares. The Company does not anticipate paying any cash dividends on its Common Shares in the foreseeable future because, among other reasons, the Company currently intends to retain any future earnings to finance its business. The future payment of dividends will be dependent on factors such as cash on hand and achieving profitability, the financial requirements to fund growth, the Company’s general financial condition and other factors the board of directors of the Company may consider appropriate in the circumstances. Until the Company pays dividends, which it may never do, its shareholders will not be able to receive a return on their Common Shares unless they sell them.

DIVIDEND POLICY

The Company has not to date declared or paid any dividends on its Common Shares. The Company’s current intention is to retain its earnings, if any, to fund the development and growth of the Company, and therefore, the Company does not anticipate declaring or paying any cash dividends or to make any other distributions in the near to medium term. The Company’s Board of Directors will review this policy from time to time having regard to the Company’s financing requirements, financial condition and other factors considered to be relevant.

CONSOLIDATED CAPITALIZATION

In March 2013, Fairfax Financial Holdings Ltd. exercised its right to convert debenture with principal value of $5,149,009 in exchange for 2,772,151 common shares of the Company in accordance with the terms of the Debentures There have been no other material changes in our share or loan capital, on a consolidated basis, since December 31, 2012 to the date of this Prospectus Supplement.

The following table sets forth the capitalization of the Company as at the dates given.

	Authorized	As at December 31, 2012		As at May 1, 2013 after giving effect to the issuance of the Common Shares
Common Shares(1)(2)	Unlimited	$139,946,563	40,226,243	$194,755,620	47,023,071
Preferred Shares	Unlimited	nil	nil	nil	nil

Notes:

(1)	As at December 31, 2012, there were a total of 40,226,243 Common Shares, 3,066,295 stock options, $5,218,015 of convertible loan debentures upon exercising representing approximately 2,777,886 shares, and 2,164,277 warrants and 19,210 broker warrants outstanding. Common shareholder warrants are exercisable into one Common Share, without giving effect to the Offering.
(2)	As at May 1, 2013, before the Offering, there are a total of 43,123,071 Common Shares, 3,148,635 stock options, $70,024 of convertible loan debentures upon exercising representing approximately 37,270 shares and 2,077,941 warrants. Common shareholder warrants are exercisable into one Common Share, without giving effect to the Offering.

USE OF PROCEEDS

The Company estimates that the net proceeds from the Offering will be approximately $47.6 million, after deducting the underwriting discount of $2.4 million and the Company’s expenses of the Offering, which are estimated to be $325,000. If the Underwriter’s Over-allotment Option is exercised in full, the net proceeds will be approximately $54.8 million. The Company intends to use the net proceeds from the Offering for general corporate purposes, including working capital, sales force expansion, continued clinical development, continued strengthening of the Company’s intellectual property through research and development, capital expenditures, the procurement of raw material supply and for future research and development of new product hardware and new imaging molecules such as those required for nerve imaging. The Company may use a portion of the net proceeds to acquire or invest in complementary businesses, technologies or assets. The Company currently has no present understandings, commitments or agreements to enter into any acquisitions or make any investments.

The actual amount that the Company spends in connection with each of the intended uses of proceeds will depend on a number of factors, including those listed under “Risk Factors” in or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

DESCRIPTION OF THE SHARE CAPITAL

The authorized share capital of the Company is comprised of an unlimited number of Common Shares and an unlimited number of preferred shares. As of the date of this Prospectus Supplement, there is a total of 43,123,071 Common Shares and no preferred shares outstanding. As of the date of this Prospectus Supplement, a total of 3,148,635 stock options are outstanding under the Company’s employee stock option plan and the principal value of $70,024 convertible loan Debentures are outstanding under the private placement and subsequent issuance of payment in kind Debentures. The Company has issued 609,838 warrants in connection with the private placement of $6,610,157, net of cash transaction costs of $511,180, in exchange for 3,049,205 units at a price of CDN$2.43 per unit, completed in February, 2010 (the “February 2010 issuance”). Each warrant has a five-year term and is exercisable for one common share at an exercise price of CDN$3.00. On March 24, 2011 (the “March 2011 issuance”), the Company closed a private placement of $14,280,240, net of transaction costs of $998,207, in exchange for 4,731,864 units at a price of CDN$3.17 per unit. Each unit consists of one common share and 0.45 of a warrant, representing 2,129,339 warrants. Each warrant has a five-year term and is exercisable for one common share at an exercise price of CDN$3.18. As of the date of this Prospectus, there are 456,095 warrants outstanding from the February 2010 issuance and 1,621,846 warrants outstanding from the March 2011 issuance.

DESCRIPTION OF THE COMMON SHARES

The holders of the Common Shares will be entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Company and to one vote in respect of each Common Share held at all such meetings. The holders of the Common Shares will be entitled, at the discretion of the Board of Directors, to receive out of any or all profits or surplus of the Company properly available for the payment of dividends, any dividend declared by the Board of Directors and payable by the Company on the Common Shares. The holders of the Common Shares will participate rateably in any distribution of the assets of the Company upon the liquidation, dissolution or winding-up of the Company or other distribution of its assets among its shareholders for the purpose of winding-up its affairs.

MARKET FOR SECURITIES

The Company’s Common Shares are listed and posted for trading on the TSX under the symbol “NDQ”. The price ranges and trading volume of Company’s Common Shares for the twelve-month period before the date of this Prospectus Supplement on the TSX was as follows (share price is stated in Canadian dollars per share):

Month	Open	High	Low	Close	Volume (Total)
May, 2012	6.62	6.83	6.00	6.18	62,085.00
June, 2012	6.00	6.85	5.61	6.85	64,499.00
July, 2012	7.12	8.44	6.22	8.00	647,336.00
August, 2012	8.00	8.24	7.45	7.79	42,440.00
September, 2012	7.60	10.34	7.59	10.2	176,004.00
October, 2012	10.00	11.89	9.93	11.44	109,109.00
November, 2012	11.5	11.84	8.61	8.87	113,353.00
December, 2012	8.83	9.37	8.23	8.79	78,507.00
January, 2013	9.29	9.97	8.96	9.23	44,345.00
February, 2013	9.38	10.23	8.68	10.04	376,845.00
March, 2013	10.4	11.82	9.98	9.98	171,557.00
April, 2013	10.11	14.25	10.01	13.55	386,986.00
May 1, 2013	13.65	13.68	13.52	13.52	29,150

On March 1, 2012, the Company announced that its Common Shares were approved for listing on the NASDAQ under the ticker symbol “NVDQ”. The price ranges and trading volume of Company’s Common Shares for the twelve-month period before the date of this Prospectus Supplement was as follows (share price is stated in U.S. dollars per share):

Month	Open	High	Low	Close	Volume (Total)
May, 2012	6.46	6.95	5.96	6.00	914,761
June, 2012	6.00	6.85	5.27	6.80	1,171,733
July, 2012	6.91	8.37	6.75	7.95	2,300,586
August, 2012	8.03	8.30	7.48	7.95	1,899,448
September, 2012	7.88	10.53	7.71	10.34	2,378,395
October, 2012	10.43	12.20	10.25	11.50	3,760,982
November, 2012	11.76	11.92	8.76	8.84	5,140,337
December, 2012	8.95	9.49	8.29	8.88	2,565,204
January, 2013	9.00	10.13	8.94	9.39	3,103,892
February, 2013	9.47	10.05	8.53	9.91	7,880,298
March, 2013	9.66	11.58	9.66	9.91	8,856,040
April, 2013	9.95	14.20	9.87	13.47	11,245,182
May 1, 2013	13.44	13.64	13.40	13.51	315,095

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Prospectus solely for the purposes of this Offering. Other documents are also incorporated, or are deemed to be incorporated, by reference into the accompanying Prospectus and reference should be made to the accompanying Prospectus for full particulars thereof.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Novadaq at 2585 Skymark Avenue, Suite 306, Mississauga, Ontario, L4W 4L5 Telephone: (905) 629-0816. These documents are also available through the internet on SEDAR, which can be accessed online at www.sedar.com, and on EDGAR, which can be accessed at www.sec.gov.

The following documents, filed by Novadaq with the SEC and/or securities commissions or similar authorities in each of the provinces of Canada, as amended from time to time are specifically incorporated by reference in, and form an integral part of, this Prospectus Supplement:

(a)	annual information form of the Company dated March 19, 2013 for the year ended December 31, 2012;

(b)	audited interim condensed consolidated financial statements for the years ended December 31, 2012 and 2011 together with the notes thereto and the auditors’ report thereon, together with the management’s discussion and analysis dated February 6, 2013 for the year ended December 31, 2012;

(c)	unaudited financial statements for the quarter ended March 31, 2013 (the “Interim Financial Statements”) and the notes thereto, together with management’s discussion and analysis of the Interim Financial Statements dated April 29, 2013;

(d)	material change report of the Company dated March 15, 2013;

(e)	management information circular of the Company dated April 19, 2013 prepared in connection with the Company’s annual meeting of shareholders to be held on May 22, 2013; and

(f)	to the extent permitted by applicable securities law, any other documents which Novadaq elects to incorporate by reference into this Prospectus Supplement.

Any annual information form, annual or quarterly financial statements, annual or quarterly management’s discussion and analysis, management proxy circular, material change report (excluding confidential material change reports), business acquisition report, information circular or other disclosure document filed by us on or after the date of this Prospectus Supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement.

Any statement contained in this Prospectus Supplement, the accompanying Prospectus or in a document incorporated or deemed to be incorporated by reference into this Prospectus Supplement or the accompanying Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus Supplement and the accompanying Prospectus to the extent that a statement contained in this Prospectus Supplement, or in any subsequently filed document which also is or is deemed to be incorporated by reference into this Prospectus Supplement or the accompanying Prospectus, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus Supplement or the accompanying Prospectus except as so modified or superseded.

REGISTRATION AND TRANSFER

Other than in the case of book-entry-only securities, securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) in the city specified for such purpose at the office of the registrar or transfer agent designated by the Company for such purpose with respect to any issue of securities referred to in the Prospectus Supplement. No service charge will be made for any transfer, conversion or exchange of the securities but the Company may require payment of a sum to cover any transfer tax or other governmental charge payable in connection therewith. Such transfer, conversion or exchange will be effected upon such registrar or transfer agent being satisfied with the documents of title and the identity of the person making the request. If a Prospectus Supplement refers to any registrar or transfer agent designated by the Company with respect to any issue of securities, the Company may at any time rescind the designation of any such registrar or transfer agent and appoint another in its place or approve any change in the location through which such registrar or transfer agent acts.

In the case of book-entry-only securities, a global certificate or certificates representing the securities may be held by a designated depository for its participants. The securities must be purchased or transferred through such participants, which includes securities brokers and dealers, banks and trust companies. The depository will establish and maintain book-entry accounts for its participants acting on behalf of holders of the securities. The interests of such holders of securities will be represented by entries in the records maintained by the participants. Holders of securities issued in book-entry-only form will not be entitled to receive a certificate or other instrument evidencing their ownership thereof, except in limited circumstances. Each holder will receive a customer confirmation of purchase from the participants from which the securities are purchased in accordance with the practices and procedures of that participant.

ENFORCEABILITY OF CIVIL LIABILITIES

The Company is a corporation incorporated under and governed by the CBCA. A majority of the directors and officers of the Company, and some of the experts named in this Prospectus Supplement and the accompanying Prospectus, are residents of Canada or otherwise reside outside the United States and all or a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Common Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of the directors and officers of the Company and experts under U.S. federal securities laws.

The Company has been advised by its Canadian counsel, Stikeman Elliott LLP, that, subject to certain limitations, a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws may be enforceable in Canada if the U.S. court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Company has also been advised by Stikeman Elliott LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

Concurrently with filing our registration statement on Form F-10, the Company made an appointment of agent for service of process on Form F-X. Under the Form F-X, Novadaq appointed CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of the Common Shares under this Prospectus Supplement and the accompanying Prospectus.

CERTAIN INCOME TAX CONSIDERATIONS

Canadian Income Tax Considerations

The following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) generally applicable to a purchaser who acquires beneficial ownership of Common Shares pursuant to the Offering. This summary only applies to a purchaser who, for the purposes of the Tax Act, at all relevant times: (i) deals at arm’s length and is not affiliated with the Company; and (ii) holds the Common Shares as capital property (a “Holder”). Common Shares will generally be considered to be capital property to a Holder unless they are held in the course of carrying on a business of trading or dealing in securities or were acquired in one or more transactions considered to be an adventure in the nature of trade.

This section of the summary is not applicable to a Holder: (i) that is a “financial institution” within the meaning of section 142.2 of the Tax Act; (ii) that is a “specified financial institution” as defined in subsection

248(1) of the Tax Act; (iii) has elected to report its “Canadian tax results” as defined in section 261 of the Tax Act in a currency other than Canadian currency; or (iv) an interest in which is, or for whom a Common Share would be, a “tax shelter investment” for the purposes of the Tax Act, or (v) that has entered into, with respect to the Common Shares, a “derivative forward agreement” as that term is defined in proposed amendments contained in a Notice of Ways and Means Motion that accompanied the federal budget tabled by the Minister of Finance (Canada) on March 21, 2013. Such Holders should consult their own tax advisors.

This summary is based upon: (i) the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force as of the date hereof; (ii) all specific proposals (the “Proposed Amendments”) to amend the Tax Act or the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof; and (iii) an understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). No assurance can be given that the Proposed Amendments will be enacted or otherwise implemented in their current form, if at all. If the Proposed Amendments are not enacted or otherwise implemented as presently proposed, the tax consequences may not be as described below in all cases. This summary does not otherwise take into account or anticipate any changes in law, administrative policy or assessing practice, whether by legislative, regulatory, administrative, governmental or judicial decision or action, nor does it take into account the tax laws of any province or territory of Canada or of any jurisdiction outside of Canada.

Subject to certain exceptions that are not discussed in this summary, for the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Common Shares must be determined in Canadian dollars based on the rate of exchange quoted by the Bank of Canada at noon on the date such amount first arose or such other rate of exchange as may be acceptable to the CRA. Holders who determine or wish to determine amounts for the purposes of the Tax Act in a currency other than the Canadian dollar should consult their own tax advisors in this regard.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Accordingly, Holders should consult their own tax advisors with respect to their particular circumstances.

Holders Resident in Canada

This section of the summary applies to a Holder who, at all relevant times, is, or is deemed to be, resident in Canada for the purposes of the Tax Act (a “Resident Holder”). A Resident Holder whose Common Shares might not otherwise qualify as capital property may be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have the Common Shares and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available and/or advisable in their particular circumstances.

Additional considerations, not discussed in this summary, may be applicable to a Resident Holder that: (a) is a corporation resident in Canada, and (b) is, or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of Common Shares, controlled by a non-resident corporation for the purposes of the foreign affiliate dumping rules in section 212.3 of the Tax Act. Such Resident Holders should consult with their tax advisors with respect to the consequences of acquiring Common Shares.

Dividends

A Resident Holder will be required to include in computing its income for a taxation year any taxable dividends received or deemed to be received on the Common Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations. Taxable dividends received from a taxable Canadian corporation which are designated by such corporation as “eligible dividends” will be subject to an enhanced gross-up and dividend tax credit regime in accordance with the rules in the Tax Act. In the case of a Resident Holder that is a corporation, the amount of any such taxable dividend that is included in its income for a taxation year will generally be deductible in computing its taxable income for that taxation year.

A Resident Holder that is a “private corporation” or a “subject corporation”, as defined in the Tax Act, will generally be liable to pay a refundable tax of 33 1/3% under Part IV of the Tax Act on dividends received on the Common Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the year.

Taxable dividends received by a Resident Holder who is an individual (other than certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Resident Holders that are individuals should consult their own tax advisors in this regard.

Taxable Capital Gains and Losses

A Resident Holder who disposes of or is deemed to have disposed of a Common Share will generally realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base to the Resident Holder of the Common Share immediately before the disposition or deemed disposition. The adjusted cost base to a Resident Holder of Common Shares acquired pursuant to this Offering will be determined by averaging the cost of such Common Shares with the adjusted cost base of all other Common Shares (if any) held by the Resident Holder as capital property at that time.

A Resident Holder will generally be required to include in computing its income for the taxation year of disposition, one-half of the amount of any capital gain (a “taxable capital gain”) realized in such year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder will generally be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) against taxable capital gains realized in the taxation year of disposition. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of Common Shares by a Resident Holder that is a corporation may, in certain circumstances, be reduced by the amount of dividends received or deemed to have been received by it on such Common Shares to the extent and under the circumstances specified in the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares or where a partnership or trust, of which a corporation is a member or a beneficiary, is a member of a partnership or a beneficiary of a trust that owns Common Shares. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Capital gains realized by a Resident Holder who is an individual (other than certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Resident Holders that are individuals should consult their own tax advisors in this regard.

Additional Refundable Tax

A Resident Holder that is throughout the relevant taxation year a “Canadian controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax of 6 2/3% on its “aggregate investment income” (as defined in the Tax Act) for the year, including taxable capital gains realized on the disposition of Common Shares.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act: (i) is not, and is not deemed to be, resident in Canada; and (ii) does not use or hold the Common Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). This summary does not apply to a Non-Resident Holder that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere and such holders should consult their own tax advisors.

Dividends

Dividends paid or credited or deemed under the Tax Act to be paid or credited by the Company to a Non-Resident Holder on the Common Shares will generally be subject to Canadian non-resident withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. For example, where the Non-Resident Holder is a resident of the United States, is fully entitled to the benefits under the Canada-United States Income Tax Convention (1980) and is the beneficial owner of the dividends, the applicable rate of Canadian withholding tax is generally reduced to 15%.

Dispositions

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition or deemed disposition of a Common Share unless the Common Share is or is deemed to be “taxable Canadian property” of the Non-Resident Holder for the purposes of the Tax Act and the Non-Resident Holder is not entitled to an exemption under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

Generally, provided that the Common Shares are listed on a “designated stock exchange” for purposes of the Tax Act (which currently includes the TSX), the Common Shares will not be taxable Canadian property to a Non-Resident Holder unless (i) at any time during the 60-month period that ends at the time of the disposition of the Common Shares, the Non-Resident Holder or persons with whom the Non-Resident Holder did not deal at arm’s length (within the meaning of the Tax Act), or any combination thereof, owned 25% or more of the issued shares of any class or series of the Company, and (ii) at such time, more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of (a) real or immovable property situated in Canada, (b) “Canadian resource properties” (as defined in the Tax Act), (c) “timber resource properties” (as defined in the Tax Act), or (d) options in respect of, or interests in, or for civil law rights in, any of the foregoing property, whether or not the property exists.

United States Federal Income Tax Considerations

The following is a summary of anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of the Common Shares acquired pursuant to the Offering. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of the Common Shares. This summary applies only to U.S. Holders that hold the Common Shares as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of the Common Shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each prospective investor in the Common Shares should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of the Common Shares.

No ruling from the U.S. Internal Revenue Service (the “IRS”), has been requested, or is expected to be obtained, regarding the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, or disposition of the Common Shares. Because the authorities on which this summary is based are subject to various interpretations, the IRS could successfully challenge one or more of the positions taken in this summary.

Scope of this Summary

This summary is based on the Code, U.S. Treasury regulations promulgated thereunder (whether final or temporary), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “U.S. Treaty”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Prospectus Supplement. Any of the authorities on which this summary is based are subject to varying interpretations and could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of the Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the United States, (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States or any state thereof, or the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of the Common Shares that is not a U.S. Holder. This summary does not address the tax consequences of the acquisition, ownership, and disposition of the Common Shares to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, non-U.S., and other tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of the Common Shares.

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of the Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are banks, financial institutions, insurance companies, real estate investment trusts, mutual funds, small business investment companies, S corporations or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own the Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired the Common Shares other than in connection with this Offering; (h) U.S. Holders that hold the Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; (i) U.S. expatriates or former long-term residents of the United States or entities subject to the U.S. anti-inversion rules; (j) U.S. Holders that are residents of Canada for tax purposes or otherwise have a taxable connection therewith; (k) U.S. Holders that own (directly, indirectly, or by attribution) 10% or more, by voting power or value, of the outstanding shares of the Company; (l) Holders that are classified as a partnerships as determined under the Code or are partners in a partnership, (m) non-U.S. Holders and (n) U.S. Holders that hold their Common Shares through a non-U.S. financial institution, custodial account or other arrangement. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of the Common Shares.

If an entity or arrangement that is treated as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds the Common Shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partners (or owners) and the partnership (or “pass-through” entity) and the status of such partners (or owners). Entities that are treated as partnerships (or “pass-through” entities) for U.S. federal income tax purposes and partners of such partnerships (or owners of such “pass-through” entities) should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of the Common Shares.

This summary does not address any tax consequences to U.S. Holders of the acquisition, ownership, and disposition of the Common Shares that may arise under any laws other than U.S. federal income tax laws, including tax consequences under U.S. state and local tax laws, U.S. federal estate and gift tax laws, U.S. alternative minimum tax laws, other U.S. non-income tax laws and non-U.S. tax laws. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local tax, U.S. federal estate and gift, tax, U.S. alternative minimum tax, other U.S. non-income tax, non-U.S. tax, and other tax consequences of the acquisition, ownership, and disposition of the Common Shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

General Taxation of Distributions

Subject to the discussion below under “United States Federal Income Tax Considerations – Passive Foreign Investment Company”, a U.S. Holder that receives a distribution, including a constructive distribution but excluding certain pro rata distributions of Common Shares, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as determined for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution generally will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares (thereby reducing the U.S. Holder’s tax basis in the Common Shares) and, (b) thereafter, as gain from the sale or exchange of such Common Shares. See more detailed discussion at “United States Federal Income Tax Considerations – Disposition of Common Shares” below. If a U.S. Holder has different bases in different Common Shares (or blocks of Common Shares), more complicated rules apply and such a U.S. Holder should consult its own financial advisor, legal counsel, or accountant. The U.S. federal income tax consequences described above apply whether or not such distributions are treated as a return of capital for non-tax purposes. The Company, however, may not calculate earnings and profits in accordance with U.S. tax principles. In that case, the Company intends to treat the full amount of any distribution by the Company to U.S. Holders as a dividend for U.S. federal income tax purposes. The amount of any distribution other than cash will be the fair market value of such property on the date of the distribution by the Company. U.S. Holders of the Common Shares that are corporations generally will not be entitled to claim a “dividends received deduction” with respect to dividends paid on the Common Shares.

Reduced Tax Rates for Certain Dividends

A dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gain of non-corporate taxpayers if (a) the Company is eligible for the benefits of the U.S. Treaty or the dividend is paid by the Company with respect to stock that is readily tradable on an established securities market in the United States (including NASDAQ), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date”. However, even if the dividends satisfy these requirements, the dividends will not be eligible for taxation at the preferential tax rates applicable to long-term capital gain of non-corporate taxpayers if the Company is a “passive foreign investment corporation” or PFIC (as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.

If the requirements of the immediately preceding paragraph are not satisfied, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution paid to a U.S. Holder in non-U.S. currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of actual or constructive receipt. A U.S. Holder that does not convert non-U.S. currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such non-U.S. currency equal to the U.S. dollar value of such non-U.S. currency on the date of receipt. Such a U.S. Holder generally will recognize U.S. source ordinary income or loss on the subsequent sale or other taxable disposition of such non-U.S. currency (including an exchange for U.S. dollars). U.S. Holders should consult their own tax advisors regarding the tax consequences to them if the Company pays dividends in currency other than U.S. dollars.

Disposition of Common Shares

Subject to the discussion below under “United States Federal Income Tax Considerations – Passive Foreign Investment Company”, a U.S. Holder generally will recognize gain or loss on the sale, exchange, or other taxable disposition of the Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of the Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules. See more detailed discussion at “Foreign Tax Credit” below.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. For individual U.S. Holders whose entire income from sources outside the United States consists of qualified passive income (which may include dividends with respect to the Common Shares), the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and an election is made under Section 904(j) of the Code, such general limitation does not apply. In applying such general limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source”. In addition, this limitation is calculated separately with respect to specific categories of income. Dividends paid by the Company should generally constitute “foreign source” income and be categorized as “passive category income”. The foreign tax credit rules are extremely complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Passive Foreign Investment Company

If the Company is a PFIC in any taxable year during which a U.S. Holder owns Common Shares, special, and generally unfavorable, rules will be applicable to such U.S. Holder, some of which could impact the consequences described above. A non-U.S. corporation generally will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. Based in part on current operations and financial projections, the Company does not expect to be classified as a PFIC for the current taxable year or in the foreseeable future. However, the determination of whether or not the Company is a PFIC is made on an annual basis and is based on the types of income the Company earns and the types and value of the Company’s assets from time to time, all of which are subject to change. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Furthermore, whether the Company will be a PFIC for the current taxable year and each subsequent taxable year depends on its assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Prospectus Supplement. Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for any taxable year. If the Company were a PFIC in any year during which a U.S. Holder owns Common Shares, such U.S. Holder generally would be subject to additional taxes (including additional taxes attributable to the treatment of certain gains as ordinary income rather than capital gains) on any “excess distributions” (generally distributions during a taxable year exceeding 125% of the average amount received during the three preceding taxable years or, if shorter, the taxpayer’s holding period) and on any gain realized from the sale or other disposition of Common Shares (regardless of whether the Company continued to be a PFIC). In addition, distributions on the Common Shares would not be eligible for the preferential tax rate applicable to long-term capital gain of non-corporate taxpayers. A U.S. Holder may be eligible to make a mark to market election that would cause the tax consequences to an electing U.S. Holder to differ from those described above. The PFIC rules are extremely complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, the Common Shares may be subject to information reporting and backup withholding tax if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report interest or dividends, (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax, or (e) otherwise fails to comply with, or establish an exemption from, applicable backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder timely furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Recent Legislation

Recently enacted legislation requires certain U.S. Holders who are individuals, estates or trusts to pay a 3.8% tax on, among other things, dividends and capital gains from the sale or other taxable disposition of the Common Shares for taxable years beginning after December 31, 2012. In addition, for taxable years beginning after March 18, 2010, the recently enacted Hiring Incentives to Restore Employment Act requires certain U.S. Holders who are individuals to report information on Internal Revenue Service Form-8938, Statement of Specified Foreign Financial Assets relating to an interest in the Common Shares, subject to certain exceptions (including an exception for Common Shares held in accounts maintained by certain financial institutions). U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of new U.S. federal income tax legislation on their ownership and disposition of the Common Shares.

UNDERWRITING

Under the terms and subject to the conditions in the Underwriting Agreement in connection with the Offering, the Underwriter has agreed to purchase, and the Company has agreed to sell to the Underwriter, 3,900,000 Common Shares.

The Underwriting Agreement provides that the obligations of the Underwriter to purchase the Common Shares included in this Offering may be terminated upon the occurrence of certain stated events. The Underwriter is obligated to purchase all the Common Shares (other than those covered by the Over-allotment Option described below) if it purchases any of the Common Shares. The Underwriter may receive, subject to rejection or allotment in whole or in part, subscriptions and has the right to close the subscription books at any time without notice

The public offering price for the Common Shares is payable in U.S. dollars. We have been advised by the Underwriter that the Underwriter proposes to offer the Common Shares to the public at the public offering price set forth on the front cover of this Prospectus Supplement. In connection with the sale of the Common Shares offered hereby, the Underwriter may be deemed to have received compensation in the form of an underwriting discount. After the initial offering of the Common Shares, the Underwriter may change the public offering price and concessions. The public offering price may be reduced after the Underwriter has made a reasonable effort to sell all of the Common Shares at the initial offering price disclosed in this Prospectus Supplement. If so, the compensation realized by the Underwriter will be correspondingly decreased.

The Company has granted to the Underwriter the Over-allotment Option, exercisable for 30 days from the date of this Prospectus Supplement to purchase up to 585,000 additional Common Shares at the public offering price less the underwriting discount. The Underwriter may exercise the Over-allotment Option solely for the purpose of covering over-allotments, if any, in connection with this Offering. Under applicable Canadian securities laws, this Prospectus Supplement and the accompanying Prospectus also qualify the grant of the Over-allotment Option and the distribution of the additional Common Shares issuable on exercise of the Over-allotment Option.

The Company, its executive officers and directors have agreed that, for a period of 90 days, subject to adjustment, from the date of the Underwriting Agreement (the “Restricted Period”), it and they will not, without the prior written consent of the Underwriter, directly or indirectly, offer, sell or otherwise dispose of, or enter into any agreement to offer, sell or otherwise dispose of, any securities of the Company other than, among other exceptions, (i) sales of Common Shares to the Underwriter pursuant to the Offering, (ii) grants of options or the issuance of Common Shares by the Company pursuant to equity incentive plans, and (iii) issuance of Common Shares upon exercise or conversion of securities outstanding as of the date of the Underwriting Agreement.

This Offering is being made concurrently in all of the provinces of Canada other than Québec and in the United States pursuant to the multi-jurisdictional disclosure system implemented by the securities regulatory authorities in the United States and Canada. The Common Shares will be offered in the United States and Canada by the Underwriter either directly or through its U.S. or Canadian broker-dealer affiliates or agents, as applicable. Subject to applicable law, the Underwriter may offer the Common Shares outside of Canada and the United States.

The Common Shares of the Company are listed for trading on the TSX under the symbol “NDQ” and on the NASDAQ under the symbol “NVDQ”. The Company has applied to list the Common Shares qualified for distribution by this Prospectus Supplement on the TSX and NASDAQ. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX and NASDAQ.

In connection with the Offering, the Underwriter may purchase and sell Common Shares in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions.

Over-allotment involves syndicate sales of Common Shares in excess of the number of Common Shares to be purchased by the Underwriter in the Offering, which creates a syndicate short position. “Covered” short sales are sales of Common Shares made in an amount up to the number of Common Shares represented by the Over-allotment Option. In determining the source of Common Shares to close out the covered syndicate short position, the Underwriter will consider, among other things, the price of Common Shares available for purchase in the open market as compared to the price at which they may purchase Common Shares through the Over-allotment Option. Transactions to close out the covered syndicate short involve either purchases of the Common Shares in the open market after the distribution has been completed or the exercise of the Over-allotment Option. The Underwriter may also make “naked” short sales of Common Shares in excess of the Over-allotment Option. The Underwriter must close out any naked short position by purchasing Common Shares in the open market. A naked short position is more likely to be created if the Underwriter is concerned that there may be downward pressure on the price of the Common Shares in the open market after pricing that could adversely affect investors who purchase in the Offering. Stabilizing transactions consist of bids for or purchases of Common Shares in the open market while the Offering is in progress.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the Common Shares. They may also cause the price of the Common Shares to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The Underwriter may conduct these transactions in the over-the-counter market or otherwise. If the Underwriter commences any of these transactions, it may discontinue them at any time.

The Company estimates that Novadaq’s total expenses for this Offering will be approximately $325,000, which amount includes up to $100,000 that the Company has agreed to reimburse the Underwriter for expenses relating to the Offering, pursuant to the terms of the Underwriting Agreement.

The Underwriter may, from time to time, engage in transactions with and perform services for us in the ordinary course of its business.

The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933 and applicable Canadian securities legislation, or to contribute to payments the Underwriter may be required to make because of any of those liabilities.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment, irrespective of the determination at a later date of the purchase price of the securities distributed if offered on a non-fixed price basis. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the accompanying Prospectus, the Prospectus Supplement relating to securities purchased by a purchaser and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

ELIGIBILITY FOR INVESTMENT

The Common Shares would, if issued on the date hereof and if listed at that time on a “designated stock exchange” (as defined in the Tax Act) (which currently includes the TSX), be qualified investments under the Tax Act for trusts governed by registered retirement savings plans (“RRSP”), registered retirement income funds (“RRIF”), registered education savings plans, deferred profit sharing plans, registered disability savings plans and tax-free savings accounts (“TFSA”).

Notwithstanding that a Common Share may be a qualified investment for a trust governed by a TFSA, RRSP or RRIF, the holder of a TFSA or annuitant of a RRSP or RRIF, as applicable, will be subject to a penalty tax in respect of a Common Share held in the TFSA, RRSP or RRIF, as applicable, if such Common Share is a “prohibited investment” for the particular TFSA, RRSP or RRIF. A Common Share will generally not be a “prohibited investment” for a trust governed by a TFSA, RRSP or RRIF unless the holder of the TFSA or the annuitant under the RRSP or RRIF, as applicable, (i) does not deal at arm’s length with the Company for purposes of the Tax Act, (ii) has a “significant interest” as defined in the Tax Act in the Company, or (iii) has a “significant interest” as defined in the Tax Act in a corporation, partnership or trust with which the Company does not deal at arm’s length for purposes of the Tax Act. Proposals released on December 21, 2012 (the “December 2012 Proposals”) propose to delete the condition in (iii) above. In addition, pursuant to the December 2012 Proposals, a Common Share will generally not be a “prohibited investment” if the Common Share is “excluded property” as defined in the December 2012 Proposals for trusts governed by a TFSA, RRSP or RRIF. Holders who may wish to hold their Common Shares in a trust governed by a TFSA, RRSP or RRIF are advised to consult their own tax advisors regarding the “prohibited investment” rules having regard to their particular circumstances.

WHERE YOU CAN FIND MORE INFORMATION

The Company has filed with the SEC a registration statement on Form F-10 relating to the securities described in this Prospectus Supplement and the accompanying Prospectus. This Prospectus Supplement, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus Supplement about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

The Company is required to file with the securities commission or authority in each of the applicable provinces of Canada annual and quarterly reports, material change reports and other information. In addition, the Company is subject to the informational requirements of the U.S. Exchange Act, and, in accordance with the U.S. Exchange Act, the Company also files reports with, and furnish other information to, the SEC. Under a multijurisdictional disclosure system adopted by the United States, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and Novadaq’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as U.S. companies.

You may read any document the Company files with or furnishes to the securities commissions and authorities of the provinces of Canada through SEDAR and any document the Company files with or furnishes to the SEC at the SEC’s public reference room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room of the SEC at 450 Fifth Street,

N.W., Washington D.C. 20549 by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC and the Company’s SEC filings are also available at such website. This website address is included in this document as an inactive textual reference only.

LEGAL MATTERS

Certain legal matters relating to the Offering and to the Common Shares to be distributed pursuant to this Prospectus Supplement will be passed upon on our behalf by Stikeman Elliott LLP, our Canadian counsel, and Dechert LLP, our U.S. counsel, and on behalf of the Underwriter by Goodwin Procter LLP. As of the date of this Prospectus Supplement, the partners and associates of each of (i) Stikeman Elliott LLP, (ii) Dechert LLP and (iii) Goodwin Procter LLP, beneficially own, directly or indirectly, less than 1% of outstanding securities of any class issued by the Company.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The Company’s external and independent auditors are Ernst & Young LLP, Chartered Accountants, Licensed Public Accountants (“E&Y”), 222 Bay Street, P.O. Box 251, Toronto, Ontario, M5K 1J7. E&Y was first appointed as auditors of the Company for the year 2002.

The Company’s consolidated financial statements of financial position as at December 31, 2012 and 2011 and the consolidated statements of loss and comprehensive loss, changes in shareholder’s equity and cash flows for the years then ended December 31, 2012 and 2011, incorporated in this Prospectus Supplement by reference have been audited by E&Y, Chartered Accountants, Licensed Public Accountants; as stated in their report, which is incorporated herein by reference.

The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services Inc. at its principal offices in Toronto, Ontario. The co-transfer agent and registrar for the Common Shares in the United States is Computershare Trust Company, N.A. at its office in Denver, Colorado.

Information contained herein is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

This short form base shelf prospectus has been filed under legislation in each province of Canada other than the Province of Quebec that permits certain information about these securities to be determined after this short form base shelf prospectus has become final and that permits the omission from this short form base shelf prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Novadaq at 2585 Skymark Avenue, Suite 306, Mississauga, Ontario, L4W 4L5 Telephone: (905) 629-0816 and are also available electronically at www.sedar.com.

Short Form Base Shelf Prospectus

New Issue	March 26, 2012

Novadaq Technologies Inc.

US$100,000,000

Preferred Shares

Common Shares

Novadaq Technologies Inc. (“Novadaq” or the “Company”) may offer and sell from time to time preferred shares and common shares (the “Securities”) or any combination thereof up to an aggregate initial offering price of US$100,000,000 (or the equivalent thereof in other currencies based on the applicable exchange rate at the time of the offering) during the 25-month period that this short form base shelf prospectus (the “Prospectus”), including any amendments hereto, remains effective.

The Securities may be offered in an amount and on such terms as may be determined from time to time depending on market conditions and other factors. The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable, the designation of the particular class and series, the number of shares offered, the issue price, dividend rate, if any, and any other terms specific to the Securities being offered. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be set forth in one or more prospectus supplements or pricing supplements (collectively or individually, as the case may be, a “Prospectus Supplement”) which will accompany this Prospectus.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

The common shares of Novadaq are listed on the Toronto Stock Exchange (“TSX”) under the symbol “NDQ” and on the NASDAQ Global Market (“NASDAQ”) under the symbol “NVDQ”. The closing price of the common shares on the TSX and NASDAQ on March 23, 2012, the latest practicable date, was CDN$6.74 and US$6.50, respectively.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus. Novadaq may sell the Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly or through agents. The Prospectus Supplement relating to a particular series or issue of Securities will identify each underwriter, dealer or agent engaged by Novadaq, as the case may be, in connection with the offering and sale of that series or issue, and will set forth the terms of the offering of such series or issue, the method of distribution of such series or issue, including, to the extent applicable, the proceeds to Novadaq and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution, such as an intention to stabilize the market or otherwise maintain the market price of the Securities offered. See “Plan of Distribution”.

This offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the Securities described herein may have tax consequences both in the United States and Canada. This Prospectus does not discuss tax consequences and any applicable Prospectus Supplement may not describe these tax consequences fully. Prospective investors should read the tax discussion in any applicable Prospectus Supplement.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, a majority of our officers and directors and some of the experts named in this Prospectus are Canadian residents, and a substantial portion of our assets are located in Canada.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR HAS THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Unless otherwise stated in a Prospectus Supplement, the preferred shares will not be listed on any securities exchange. There is currently no market through which the preferred shares may be sold and purchasers may not be able to resell the preferred shares purchased under this Prospectus. This may affect the pricing of these preferred shares in the secondary market, the transparency and availability of trading prices and the liquidity of the preferred shares.

Our head and registered office is located at 2585 Skymark Avenue, Suite 306, Mississauga, Ontario, L4W 4L5.

ABOUT THIS PROSPECTUS

Unless otherwise specifically stated, all dollar amounts in this short form base prospectus are expressed in United States (“U.S.”) dollars. Potential purchasers should be aware that foreign exchange fluctuations are likely to occur from time to time and that the Company does not make any representation with respect to currency values from time to time. Investors should consult their own advisors with respect to the potential risk of currency fluctuations.

The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and applicable Canadian securities legislation, and in accordance therewith files reports and other information with the SEC and with the securities regulators in Canada. Under a multijurisdictional disclosure system adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the filing, delivery and content of proxy statements, and its officers, directors and principal shareholders are exempt from the insider reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company may not be required to publish financial statements as promptly as a comparable U.S. company.

You may read any document that the Company has filed with the SEC at the SEC’s public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference room. You may read and download some of the documents the Company has filed with the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov. You may read and download any public document that the Company has filed with the Canadian securities regulatory authorities at www.sedar.com.

Novadaq® is our registered trademark and the Novadaq logo is our trademark. All other trade names, trademarks and service marks appearing in this Prospectus are the property of their respective owners. We have assumed that the reader understands that all such terms are source-indicating. Accordingly, such terms, when first mentioned in this Prospectus, appear with the trade name, trademark or service mark notice and then throughout the remainder of this Prospectus without trade name, trademark or service mark notices for convenience only and should not be construed as being used in a descriptive or generic sense.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus contains certain information that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking information. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding the future financial position, business strategy and strategic goals, research and development activities, projected costs and capital expenditures, financial results, research and clinical testing outcomes, taxes and plans and objectives of, or involving, Novadaq®. Without limitation, information regarding future sales and marketing activities, SPY® , SPY Elite® and FIREFLY Imaging System sales, placements and utilization rates, reimbursement for the SPY, SPY Elite and FIREFLY procedures, future revenues arising from the sales of the Company’s products, the sales and marketing arrangements with LifeCell™ Corporation and Kinetic Concepts, Inc., the license and supply agreements with Intuitive Surgical®, Inc., the distribution agreement with MAQUET Cardiovascular and future potential partnerships, research and development activities, the Company’s plans to seek further regulatory clearances for additional indications, as well as the Company’s plans for development of an endoscopic version of the SPY technology, which will be marketed under the brand name PINPOINT®, is forward-looking information.

Forward-looking information is based on certain factors and assumptions regarding, among other things, market acceptance and the rate of market penetration of Novadaq’s products, the success of Novadaq’s partnerships, the effect of reimbursement codes for procedures involving use of the SPY, SPY Elite and FIREFLY Imaging System and/or PINPOINT Endoscopic Fluorescence Imaging System and the clinical results of the use of SPY, SPY Elite, FIREFLY and/or PINPOINT Imaging Systems or the CO2 Heart Laser™ System for Transmyocardial Revascularization. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include: risks relating to the transition from research and development activities to commercial activities; market acceptance and adoption of the Company’s products; the risk that a recently implemented reimbursement code will not affect acceptance or usage of the SPY System; risks related to third-party contractual performance; dependence on key suppliers for components of the Company’s products; regulatory and clinical risks; risks relating to the protection of intellectual property; risks inherent in the conduct of research and development activities, including the risk of unfavorable or inconclusive clinical trial outcomes; potential product liability, competition and the risks posed by potential technological advances; and, risks relating to fluctuations in the exchange rate between the U.S. and the Canadian dollar. We have included important factors in the cautionary statements included in this Prospectus, particularly in the section entitled “Risk Factors,” that we believe could cause actual results or events to differ materially from the forward-looking statements that we make.

Undue importance should not be placed on forward-looking information, nor should reliance be placed upon this information as of any other date. Unless required by law, Novadaq does not undertake to update this information at any particular time. These forward-looking statements are made as of the date of this Prospectus.

CORPORATE STRUCTURE

Company Overview

Novadaq was incorporated under the Canada Business Corporations Act (the “CBCA”) on April 14, 2000. The registered and principal office of the Company is located at 2585 Skymark Avenue, Suite 306, Mississauga, Ontario, L4W 4L5.

The Company has one wholly-owned subsidiary, Novadaq Corp., incorporated under the laws of the State of Delaware in July 2005, which is involved in the Company’s commercial activities in the United States.

History & Operations

Novadaq primarily develops, manufactures and markets real-time fluorescence imaging products that are designed for use by surgeons in the operating room and other clinical settings where open, minimally invasive or interventional surgical procedures are performed. The Company was founded in 2000, and initially listed on the TSX in June 2005.

The Company’s SPY Imaging core technology platform provides clinically relevant anatomic and physiologic images during a wide variety of complex surgical procedures without exposing the patient to radiation. The SPY technology platform is flexible and can be used to develop unique imaging devices specifically designed to meet the needs of different surgeons and the specialty procedures they perform. SPY images enable surgeons treating life-threatening illnesses, such as breast, colon and other cancers, diabetes and certain cardiovascular diseases, to effectively visualize blood flow in vessels, co-joined vessels and micro-vessels and to visually assess the quality of blood perfusion in tissue such as skin and organs. The ability to assess blood flow and tissue perfusion in real-time enables surgeons to repair or remove tissue that could, otherwise, lead to post-operative complications, if not addressed during the surgical procedure, which in turn increases overall treatment costs.

More than 50 peer-reviewed publications, reporting experiences from a variety of medical specialties, have demonstrated that the use of SPY Imaging can lead to fewer post-operative complications which, in turn, helps reduce hospital costs. The SPY Imaging System is 510(k) cleared by the U.S. Food and Drug Administration (“FDA”) in a variety of surgical applications including coronary artery bypass graft surgery, cardiovascular surgery, plastic, reconstructive and micro-surgery, organ transplant surgery, gastrointestinal surgery and minimally invasive surgery. The SPY System is also Conformité Europeenne (“CE Marked”) for sale in Europe, is licensed by Health Canada and has regulatory authority approval for sale in Japan and certain other markets outside of the United States. The Company also markets the SPY Analysis Toolkit (“SPY-Q”), companion post-processing software designed to allow surgeons to enhance and apply objective analysis tools to SPY images. SPY-Q is also 510(k) cleared by the FDA.

The endoscopic version of SPY, the PINPOINT Endoscopic Fluorescence Imaging System (“PINPOINT”), is also FDA 510(k) cleared for use in minimally invasive surgical procedures. PINPOINT combines the capabilities of SPY Imaging with state-of-the-art high definition (“HD”) visible light visualization offered by conventional endoscopes, providing surgeons with better visualization of important anatomic structures during complex procedures.

Novadaq’s intellectual property consists of 49 patent families representing 130 granted or allowed patents and 89 applications in various stages of review and prosecution.

Novadaq’s SPY Imaging products utilized by surgeons are currently reimbursed through the use of existing CPT codes.

In addition to marketing SPY Imaging technology products, Novadaq acquired and now manufactures and markets the FDA Premarket Approval (“PMA”) approved CO2 Heart Laser™ System (“TMR Laser System”)

for Transmyocardial Revascularization (“TMR”). TMR is a procedure aimed at improving blood flow to areas of the heart that cannot be successfully treated by alternative standard revascularization techniques and is often performed adjunctively with coronary artery bypass graft (“CABG”) surgery. Management expects that the market opportunity for the TMR Laser System is 30,000 patients per year.

The majority of Novadaq’s current revenues come from alliances formed with leading companies in relevant markets where SPY Imaging and the SPY technology platform have demonstrated improved clinical outcomes in open, minimally invasive and robotic surgery applications.

Novadaq announced its first alliance with Intuitive Surgical®, Inc. (“Intuitive”), in January 2009, to integrate SPY Imaging into the 3-D HD imaging capabilities of the da Vinci® Surgical Robotic System. The integrated system, called FIREFLY, received FDA 510(k) clearance in February 2011. In September 2010, Novadaq entered into an exclusive North American, sales and marketing alliance with LifeCell™ Corporation (“LifeCell”) for SPY in open plastic and reconstructive, gastrointestinal and head and neck surgery. Then on November 30, 2011, Novadaq signed exclusive, multi-year sales and marketing agreements with Kinetic Concepts, Inc. (“KCI”), for the commercialization of Novadaq’s SPY System in wound care applications and extended its alliance with LifeCell for additional markets including vascular surgery. Novadaq’s cardiac surgery products include the SPY Imaging System for cardiac applications which is marketed through a direct sales team, and the TMR Laser System which, as of January 1, 2012, is distributed by MAQUET Cardiovascular.

The Company operates from leased premises in three different locations:

Location	Area	Premise Use	Expiry Date
Richmond, B.C.	17,330	Manufacturing, research and development	June 30, 2014
Mississauga, ON	3,977	Corporate office and administration	August 31, 2012
Taunton, MA	4,500	Service and repairs	February 28, 2013

Novadaq manufactures SPY Elite® (“SPY Elite”), PINPOINT Imaging Systems and FIREFLY hardware components at its manufacturing facility located in Richmond, British Columbia. The manufacturing operation is ISO13485:2003, and Current Good Manufacturing Practices (“cGMP”) compliant and, as currently configured, has the capacity to manufacture up to 1000 units each year.

The consumable supply kits sold by Novadaq for use with its imaging devices are currently assembled by a third party. Novadaq has supply agreements with manufacturers of key sub-assemblies including the imaging agent, and alternate sources of supply have been qualified. Equipment installation and field service is handled jointly by Novadaq and its service partner.

In February 2011, Novadaq acquired the TMR Laser System manufacturing business from PLC Systems Inc. (“PLC”). The acquired assets included product inventories, manufacturing equipment, intellectual property, clinical records and all documentation related to the design, manufacture and regulatory approval of the product. TMR Laser System consumable kits are manufactured by the same contract manufacturer that was previously used by PLC. Production of new lasers could occur in our manufacturing facility in Richmond or alternatively can be outsourced to several qualified OEM sources.

The principal capital expenditures of the Company relate to the manufacturing cost of SPY Elite Systems which are placed at customer sites under placement or rental arrangements in which the Company retains ownership of the equipment. During 2011, Novadaq invested approximately $5.9 million to manufacture SPY Elite Systems placed in hospitals in which ownership of the system was retained by the Company.

Other than cash and cash equivalents, the major portion of the Company’s current assets is comprised of fixed assets relating mainly to SPY Elite systems placed at customer sites and intangible assets representing the FDA licensing rights for the TMR manufacturing business acquired from PLC in 2011 and patent rights acquired from Xillix Technologies Corp. (“Xillix”) in 2007.

Novadaq is a publicly traded company and the Company’s common shares are listed on NASDAQ under the symbol NVDQ, and on the TSX under the symbol NDQ.

INDUSTRY OVERVIEW

Unmet Need

The World Health Organization (the “WHO”) estimates that more than 230 million operations are performed worldwide each year including 48 million inpatient surgeries in the United States alone. The National Surgical Quality Improvement Project estimates that, on average, 6.5% of patients suffer complications following surgery, although rates are higher than 20% for some complex surgeries. The mean additional cost for minor complications was calculated at $9,600 per patient, and for major complications at $23,870. Van Den Bos et al. (Health Affairs 2011) estimates that costs associated with post-operative adverse events and medical errors total approximately $20 billion annually in the United States. The WHO projects that half of post-surgical complications are likely preventable.

Perfusion of blood into tissue is essential for survival of the tissue. Unfortunately, many complex surgeries result in damage to the vasculature that provides the perfusion. Prior to the introduction of SPY Imaging by Novadaq, prediction of future tissue viability was largely based on clinical judgment, and clinical judgment often proved inaccurate, with rates of complications associated with tissue necrosis approaching 40% in some procedures.

Numerous reports have quantified costs of complications associated with specific surgeries. For example, Fry et al. (Arch. Surg. 2010) reported an $18,357 increase in average patient care cost due to complications among patients undergoing colon surgery, although costs can exceed $100,000 in specific cases. Olsen et al. (Arch. Surg. 2008), reported that the overall costs for treating breast surgery patients who developed surgical site infections (“SSIs”) was $10,759 greater compared with the overall costs if patients did not develop SSIs. Khan et al. (J Gen Intern Med. 2006), reported that among 7,457 non-cardiac surgical patients treated over a two year period, 6.9% developed at least one post-operative complication, and that these complications increased hospital costs by 78% on average.

Based on management’s interpretation of available statistics and surgeon feedback, we estimate that there are more than 800,000 surgeries performed in the United States each year in which impaired tissue perfusion is a frequent cause of post-operative complications. Complications associated with tissue necrosis arise in 5% to 30% of patients undergoing surgeries in our target markets which include breast, head and neck and abdominal wall reconstructions, as well as colorectal and esophageal surgeries. Post-operative complications can range from increased length of intensive care and hospital stay, reoperation, systemic infection, loss of limb, delay of other therapies and death. Novadaq estimates that the total costs associated with necrosis-related complications, in our lead markets in the United States, is approximately $1.3 billion each year. In addition to post-surgical complications, poor perfusion is a contributing factor in non-healing extremity ulcers which afflict approximately 2.5 million diabetics in the United States each year, with an annual cost for treatment of peripheral arterial disease in these patients exceeding $4 billion, according to a report entitled, Diabetic Foot Ulcers Peripheral Artery Disease And Critical Limb Ischemia, published in 2010 by the SAGE Consulting Group, LLC, Atlanta, GA. Based on management’s assumption that the cost per patient procedure will range from $400 to $800, management estimates that the combined target markets represent a sales opportunity of $1 billion to $2 billion, or greater.

The Novadaq Solution

The SPY fluorescence imaging technology platform enables surgeons to visualize real-time natural or physiologic blood flow in vessels, micro-vessels and tissue. The ability to visualize blood flow and perfusion enables surgeons to make informed decisions and make adjustments to an operative plan while the procedure is in progress. As a result, post-operative complications occur less frequently, patient outcomes are improved, and the need for repeat procedures is reduced. Two text book chapters written by editors of Bostwick’s Plastic and Reconstructive Breast Surgery and Clinics in Plastic Surgery, recommend the use of SPY Imaging during breast reconstruction surgery. The recommendations cite necrosis-related complication rates declining to the 0% to 4% range following SPY-guided breast reconstructive surgeries, compared with 10% to 30% necrosis rates before SPY became available. In addition to the textbook chapters, more than 50 other publications in the medical literature also support the clinical and cost savings benefits of SPY Imaging in each of Novadaq’s targeted surgical applications.

SPY technology comprises hardware, sophisticated software and a fluorescence imaging agent called Indocyanine Green (“ICG”). ICG is a water soluble tricarbocyanine dye which binds to alpha lipoproteins in the blood plasma and is associated with a 50-year history of safe administration to more than 5 million patients. The SPY technology platform is flexible and can be used to develop unique imaging devices, specifically designed to meet the needs of different surgeons and the specialty procedures they perform. To date, Novadaq has developed and manufactured commercially available SPY Imaging systems for use in open, robotic and minimally invasive surgeries. Additionally, the approved applications for SPY Imaging are numerous and include plastic, reconstruction, micro, gastrointestinal, vascular, head and neck, tumor resection and minimally invasive surgeries.

BUSINESS OF THE COMPANY

Novadaq primarily develops, manufactures and markets real-time fluorescence imaging technology products that are designed for use by surgeons in the operating room and other clinical settings where open, minimally invasive or interventional surgical procedures are performed. The Company’s SPY Imaging core technology platform provides clinically relevant anatomic and physiologic images during a wide variety of complex surgical procedures without exposing the patient to radiation.

The SPY technology platform is flexible and can be used to develop unique imaging devices specifically designed to meet the needs of different surgeons and the specialty procedures they perform. SPY images enable surgeons treating life-threatening illnesses, such as breast, colon and other cancers, diabetes and certain cardiovascular diseases, to effectively visualize blood flow in vessels, co-joined vessels and micro-vessels and to visually assess the quality of blood perfusion in tissue such as skin and organs. The ability to assess blood flow and tissue perfusion in real-time enables surgeons to repair or remove tissue that could, otherwise, lead to post-operative complications, if not addressed during the surgical procedure, which in turn increases overall treatment costs.

The endoscopic version of SPY, the PINPOINT Endoscopic Fluorescence Imaging System, is also FDA 510(k) cleared for use in minimally invasive surgical procedures. PINPOINT combines the capabilities of SPY Imaging with state-of-the-art HD visible light visualization offered by conventional endoscopes, providing surgeons with better visualization of important anatomic structures during complex procedures.

Novadaq’s products are primarily sold on the basis of providing clinical value, both to healthcare providers and practitioners. Use of the Company’s products has been shown in clinical studies to improve clinical outcomes which creates economic value to healthcare providers in the form of reduced costs. In addition, surgeons performing SPY Imaging continue to be paid through the use of existing Current Procedural Terminology (“CPT”) codes. In August 2011, the Centers for Medicare and Medicaid Services (“CMS”) issued new guidelines enabling the use of a CPT coding modifier that allows surgeons to bill for each SPY Imaging procedure performed when medically necessary as compared to previously when they were restricted to one billing regardless of the number of imaging sequences acquired during the surgery. In October 2007, CMS established ICD-9-CM code 88.59 which enabled hospitals to bill for SPY procedures performed in cardiac surgery, and in October 2010, ICD-9-CM code 17.71 became effective for billing for SPY (SPY Elite, PINPOINT or FIREFLY) fluorescence vascular angiography procedures in non-cardiac applications. In March 2012, CMS assigned SPY, (SPY Elite, PINPOINT or FIREFLY) fluorescence vascular angiography procedures for payment to APC 0397 (Vascular Imaging) under the Outpatient Prospective Payment System, effective April 1, 2012.

Strengths

The Company intends to become a market leader in the development and commercialization of medical imaging devices which improve clinical outcomes of complex surgeries in multiple specialties. The Company intends to achieve this goal by leveraging its strengths, which include:

Strong relationships with industry leaders in the distribution of medical technologies.

The majority of Novadaq’s current revenues come from alliances formed with leading companies in relevant markets in which SPY Imaging and the SPY technology platform has demonstrated improved clinical outcomes in open, minimally invasive and robotic surgery applications.

Intuitive Alliance

In January 2009, Novadaq announced an alliance with Intuitive to develop a SPY Imaging system to be integrated with the da Vinci Surgical Robotic System (as integrated, the “FIREFLY System”). Novadaq was named the exclusive supplier of certain hardware components of the FIREFLY System and the fluorescence agent required to perform imaging procedures. Intuitive initiated commercialization of the FIREFLY System in February 2011, and commenced full launch in July 2011. Novadaq earns revenue on sales of hardware components and consumable supplies to Intuitive, as well as royalties upon end user sales of FIREFLY Systems by Intuitive.

LifeCell Alliance

In September 2010, the Company signed a 5-year, exclusive, North American sales and marketing agreement with LifeCell for SPY Imaging in open plastic and reconstructive, gastrointestinal and head and neck surgery. LifeCell began to exclusively market Novadaq’s latest generation SPY system under the brand name SPY Elite in the United States in February 2011. Prior to signing the agreement with LifeCell, Novadaq marketed the SPY system directly to U.S. hospitals, primarily targeting key opinion leading surgeons. After signing the September 2010 agreement, Novadaq transferred the relevant sales team to LifeCell. In November 2011, LifeCell and Novadaq signed another agreement that expanded the sales and marketing of the SPY Elite System into vascular surgery in North America and certain other markets including Europe, the Middle East and Japan.

LifeCell’s partnership responsibilities include sales and marketing of SPY Systems and the disposable accessories required to perform each imaging procedure, surgeon and professional education, clinical and clinical study support and reimbursement support. Novadaq remains responsible for product development, manufacturing and service. Pursuant to the agreement, for three years, the Company has an annual commitment to spend a minimum amount on SPY Imaging research and development, which such minimums are within the Company’s normal business operating expenses.

LifeCell’s sales and marketing plan is based on three sales models aimed at generating revenue for the SPY Imaging System. Novadaq and LifeCell share revenues generated from the sales based on the following models:

(i) Rental Sales Model: Hospitals gain access to the technology by paying a monthly fee for use of the SPY System. The monthly fee includes the placement of the SPY device, clinical support and service. A fee for the required disposables is charged in addition to the rental fee.

(ii) Placement Model: Hospitals gain access to the technology by paying for each consumable supply used with the SPY System. Purchase of consumable supply kits each month entitles the customer to placement of the SPY device, clinical support and service. As part of the revenue sharing formula, the Company is entitled to monthly minimum value for SPY devices placed and a minimum price for consumable supply kits.

(iii) Capital Sales Model: Hospitals directly purchase the hardware, consumables and service.

The majority of our SPY Elite recurring revenues to date have been generated through placements. In the future, we anticipate that the placement and rental sales models will be the primary revenue-generating models promoted by LifeCell.

KCI Alliance

In November 2011, Novadaq signed a 7-year, exclusive development and sales and marketing agreement with KCI for the development and future commercialization of Novadaq’s SPY technology for use in wound care applications. Novadaq and KCI will work together to develop the specifications for the SPY system for use in wound care clinics. This agreement is considered today to be at the engineering and market development phase. The expected timeline for the commercial launch of the SPY technology system for use in wound care clinics is the second half of 2013.

The respective responsibilities of Novadaq and KCI are similar to the responsibilities of Novadaq and LifeCell described above. Also, the revenue models to be implemented by KCI, and the structure of the profit sharing arrangements are expected to be similar to those of the LifeCell partnership.

MAQUET Alliance

In January 2012, Novadaq named MAQUET Cardiovascular (“MAQUET”) the exclusive U.S. distributor of the TMR Laser System and the associated disposable products. TMR is a procedure aimed at improving blood flow to areas of the heart that cannot be successfully treated by alternative standard revascularization techniques and is often performed adjunctively with CABG.

Prior to signing the agreement with MAQUET, Novadaq had its own specialized direct sales team that called specifically on cardiac surgeons. The transition of sales responsibility from Novadaq to MAQUET took place on January 30, 2012, at which time the relevant Novadaq sales team members were transferred to MAQUET. Under the agreement, the parties share the revenues generated from sale of the TMR Laser System and associated disposable products subject to minimum values on the products sold.

Novadaq’s own internal sales and marketing efforts are currently focused on the following market development activities: (1) pre-commercialization activities required for Novadaq’s launch of PINPOINT including post-market research, clinical studies, key opinion leader development, and educational support material development; (2) clinical, sales and marketing activities required to support our alliance partners; and (3) marketing activities required to continue to develop new clinically relevant applications for SPY, FIREFLY and PINPOINT Imaging technologies.

Broad portfolio of intellectual property.

Novadaq’s intellectual property portfolio (“IP”) consists of 49 patent families representing 130 granted or allowed patents and 89 applications in various stages of review and prosecution. The majority of the Company’s patents and patent applications claim hardware, software and methods related to fluorescence imaging and include embodiments for both open and minimally invasive surgery. Twelve of the granted patents relate to TMR surgery.

The Company believes that the protection of its intellectual property is an essential element of its business and the Company intends to continue its investment in the development of its IP portfolio. Applications to broaden the Company’s patent protection are being pursued in the imaging of blood flow and tissue perfusion for plastic and reconstructive surgery, cardiovascular surgery, organ transplant and neurosurgery. The Company is also pursuing patents related to new fluorescence imaging agents, including a proprietary nerve-targeted imaging agent. These new fluorescence imaging agents will be compatible with the growing installed base of Novadaq imaging systems.

The Company pursues a global IP strategy, registering for patent protection in all jurisdictions where it intends to carry on business, including the US, Canada, Japan, major European markets, and the emerging BRICK (Brazil, Russia, India, China and Korea) markets. The Company also relies upon trade secrets, know-how and other proprietary, confidential information for the protection of its technology. The Company requires all employees, consultants, scientific advisors and other contractors to enter into confidentiality agreements to protect against the disclosure of such proprietary information.

In addition to developing its own IP portfolio, the Company has licensed and acquired IP rights from third parties through exclusive licenses, collaborative research and asset purchase agreements. Under a license agreement with the National Research Council of Canada, dated June 30, 2000, as amended, the Company acquired the worldwide exclusive license to certain technology incorporated in SPY Imaging products. In 2006, the Company entered into an exclusive agreement with the University of Rochester to license a broad portfolio of patent applications in the field of intra-operative fluorescence guided imaging in a variety of clinical applications including image-guided, nerve-sparing prostatectomy. Under an Asset Purchase Agreement entered into in 2007 with Xillix, the Company acquired all of Xillix’s intellectual property. In 2011, the Company acquired all IP assets related to equipment and methods for TMR surgery from PLC Medical Systems, Inc.

Novel technology supported by extensive clinical review and peer reviewed medical articles.

More than 50 peer-reviewed publications, reporting experiences from a variety of medical specialties, have demonstrated that the use of SPY Imaging can lead to fewer post-operative complications which, in turn, helps reduce hospital costs. The SPY Imaging System is 510(k) cleared by the U.S. FDA in a variety of surgical applications including coronary artery bypass graft surgery, cardiovascular surgery, plastic, reconstructive and micro-surgery, organ transplant surgery, gastrointestinal surgery and minimally invasive surgery. The SPY System is also CE Marked for sale in Europe, is licensed by Health Canada and has regulatory authority approval for sale in Japan and certain other markets outside of the United States. The Company also markets the SPY-Q, companion post-processing software designed to allow surgeons to enhance and apply objective analysis tools to SPY images. SPY-Q is also 510(k) cleared by the FDA.

Strong management team with a proven track record.

The Company is led by an experienced and committed management team with a proven track record of successfully introducing and marketing innovative products, integrating strategic acquisitions and implementing successful growth strategies. Led by Arun Menawat, President and Chief Executive Officer, who has been with the Company for more than 8 years, our senior management team has an average of 17 years of experience in the healthcare industry.

Growth Strategy

Providing a flexible imaging platform to enable better surgical decisions by surgeons.

Historically, medical imaging has been associated with diagnosis. Radiologists have used Magnetic Resonance Imaging (“MRI”), computerized tomography (“CT”) and other imaging modalities to diagnose and detect disease more accurately. The concept is “if we can diagnose better, we can ultimately treat better.” Novadaq is taking that same concept to the next level by providing the SPY fluorescence imaging modality to surgeons for use during the surgical procedure, ultimately enabling better treatment for patients. Just as diagnostic-imaging modalities can be used for many different types of diagnosis, Novadaq’s SPY imaging platform can be used by multiple surgeon specialties in a number of different types of surgical interventions including open and minimally invasive surgeries in the operating room or interventional procedures that are typically performed in a clinic.

Applying a multi-product strategy that tailors the needs of the specific procedure or specialty in the embodiment of the product.

Since there are multiple surgical procedures that can be advanced by SPY Imaging, Novadaq has applied a multi-product strategy that tailors the needs of the specific procedure or specialty in the embodiment of the product. SPY systems have been developed and commercialized for open, minimally invasive and robotic minimally invasive surgeries. Work is underway to develop a SPY device for use in wound care clinics.

Selecting optimized go-to-market strategies for each of its products.

Novadaq’s product commercialization strategies are based upon first directly developing the evidence of clinical value for its products through work with key opinion leading surgeons and institutions and then on building appropriate sales and marketing strategies directly through early adopters to establish the potential of the business. Once the commercial potential of a product is established, Novadaq evaluates different approaches to achieve full adoption either through an alliance with a market leading company of the specific specialty or through the establishment of a direct sales team. Novadaq began its commercial strategies with products that were best suited for alliances. Thus, Novadaq partnered with Intuitive for robotic, LifeCell for plastic reconstructive and gastrointestinal, head and neck and vascular surgical procedures, KCI for wound healing applications and MAQUET for the CO2 laser product.

Continuing to innovate and commercialize leading imaging technologies.

Novadaq’s newest product, PINPOINT Endoscopic Fluorescence Imaging System for minimally invasive surgery and interventional procedures, has been shown to have critical clinical value in the assessment of perfusion in soft organ/tissue surgeries including gastrointestinal procedures. Novadaq plans a direct sales and marketing strategy for PINPOINT to leverage the market awareness for SPY Imaging that has already been built through alliances. In fact, many of the surgeons that are already using the SPY technology in open surgical or robotic surgical procedures are considered to be the most likely early adopters of PINPOINT for minimally invasive procedures.

Growing the SPY installed base and increasing utilization of SPY Systems.

SPY technology is already available in more than 300 hospitals in the United States within the first year of its commercialization through alliance partners. In the second half of 2011, the installed base of SPY technology systems grew at a rate of 75 to 100 systems per quarter. By year end 2011, 45 of the top 50 cancer hospitals as ranked by US News and World Report were active SPY hospitals. The majority of SPY Elite revenues during 2011 were derived from use of SPY Imaging in breast reconstruction surgery. As 2012 progresses, the LifeCell sales force will be trained in colorectal, head and neck and vascular surgeries, and we expect that use of SPY Imaging in these surgeries will increase. Novadaq’s long-term strategy includes further leveraging the growing system installed base by developing and commercializing new SPY applications such as lymph node detection, as well as new fluorescing molecules that will further enable the improvement of clinical outcomes in life threatening diseases. One specific molecule for which Novadaq owns significant IP enables visualization of nerves throughout a surgical procedure. In addition, Novadaq also intends to provide fluorescence imaging with molecules that target specific types of cancers, such as ovarian or pancreatic.

Below are brief descriptions of the leading applications for each of Novadaq’s products.

SPY and SPY Elite Open Surgical Imaging Applications

SPY and SPY Elite have been FDA 510(k) cleared for use in the following applications by the FDA: (i) coronary artery bypass graft surgery, (ii) cardiovascular surgery, (iii) plastic surgery, (iv) reconstructive surgery, (v) microsurgery, (vi) organ transplant, and (vii) gastrointestinal surgery.

Plastic Reconstructive Surgery:

In plastic reconstructive surgery, if perfusion to tissue is compromised during complex procedures, such as breast and other flap surgeries, the consequences range from tissue necrosis requiring tissue debridement, to loss of the newly constructed body part. Such complications often result in the costly need for repeat surgery, additional intensive care and extended lengths of hospital stay. Two text book chapters written by the editors of Bostwick’s Plastic and Reconstructive Breast Surgery and Clinics in Plastic Surgery, recommend the use of SPY Elite Imaging during breast reconstruction surgery in order to reduce major complications. More than 10 additional publications in the medical literature also support the clinical and cost savings benefits of SPY Imaging in reconstructive surgeries. Surgeons at Stanford University have estimated that the distributed cost savings associated with use of SPY Imaging during breast reconstruction surgery could be $2,140 per patient if infections are reduced by 50% and tissue necrosis is reduced by 90%. The American Society of Plastic Surgeons (“ASPS”) estimates that in our lead market, 93,083 breast reconstruction surgeries were performed in the United States in 2010. Novadaq believes that our market opportunity in reconstructive surgery could potentially extend to approximately 450,000 additional complex reconstructive surgeries, within the more than 5.3 million reconstructive procedures reported annually by ASPS.

Gastrointestinal Surgery:

SPY Elite Imaging allows gastrointestinal surgeons to visualize and objectively analyze perfusion versus non-perfusion in the upper and lower gastrointestinal tract in order to make informed decisions such as where to resect a section of the colon. Perfusion to tissue can be compromised in gastrointestinal surgeries, which if not detected during the surgery, can lead to tissue necrosis and leakage, the need for repeat surgery, severe infection and high rates of mortality. Gastrointestinal surgeons report that when appropriate, they revised their operative plan based on information provided by SPY Elite, which has resulted in lower rates of major post-operative complications and reduced healthcare costs to hospitals and patients. According to the Society of American Gastrointestinal and Endoscopic Surgeons, approximately 600,000 colorectal surgeries are conducted in the United States each year of which 250,000 involve partial excisions of the colon. Based on feedback from surgeons, Novadaq believes that approximately 50% of partial colon excision procedures are associated with risk factors that could lead to post-operative leaks, and therefore, perfusion assessment using SPY Imaging is particularly valuable in this population.

Head and Neck Surgery:

Head and neck surgery involves the harvest, transfer and attachment of soft and sometimes bony tissues to areas of the head and neck that have been either affected by cancer, damaged by traumatic injury or were deformed at birth. If perfusion to tissue is compromised following complex head and neck reconstructive procedures, the consequences range from tissue necrosis requiring tissue debridement, to loss of the newly constructed body part, which can result in the costly need for repeat surgery, additional intensive care and extended lengths of hospital stay. In published reports, SPY Elite Imaging has been used to assess perfusion following head and neck flap tissue transfer, and has enabled surgeons to take corrective actions to ensure that transferred tissue flaps heal without necrotic loss. In 2010, 87,000 maxillofacial surgeries were performed by reconstructive surgeons according to ASPS reports. Novadaq believes that 60% of these procedures involved use of tissue flaps, and that this is the main market for SPY in head and neck surgery.

Cardiac Surgery:

SPY Imaging enables cardiac surgeons performing CABG surgery to visualize blood flow in native coronary arteries and bypass grafts and perfusion to the heart muscle in real-time while in the operating room. Visualizing blood flow and perfusion in surgery allows cardiac surgeons treating coronary artery disease to determine whether or not they have created functional grafts and adequately improved blood supply to the heart muscle. If it is determined that blood flow in the bypass graft is insufficient or obstructed, the surgeon can decide to revise the graft while the patient is still on the operating room table.

Vascular Surgery:

SPY Imaging enables surgeons performing vascular interventions, such as bypass and stenting, to accurately visualize adequately perfused versus non-perfused tissue while performing the procedure. Surgeons have reported using SPY as a tool to intra-procedurally assess the effectiveness of peripheral vascular interventions, using the information to guide debridement, to make more accurate decisions related to limb salvage and if required, the need and level of digit or lower limb amputations. According to the American Diabetes Association, 60% of the 150,000 lower limb amputations performed each year in the United States occur in diabetic patients. Novadaq believes that SPY Imaging will enable surgeons to provide these patients with better clinical outcomes.

Wound Care:

SPY enables surgeons treating chronic wounds to more reliably distinguish between perfused and non-perfused tissue during debridement of diabetic foot ulcers, pressure sores and of other serious wounds. Since complete removal of non-perfused tissue is critical to healing, the impact of SPY can lead to improved rates of healing and fewer visits to treatment centers for patients. Podiatrists have reported that real-time perfusion visualization allows for better informed decisions during the treatment of the wounds. The SAGE Group reports that approximately 2.5 million diabetic patients suffer from poorly- or non-healing ischemic and neuroischemic foot ulcers each year. Novadaq believes that SPY Imaging can improve the clinical outcome and reduce the cost of care for these wounds by providing information that leads to more effective treatment.

FIREFLY Robotic Surgical Imaging System

The FIREFLY system was FDA 510(k) cleared for use in robotic surgery in February 2011, and the commercial launch of the system was initiated by Intuitive in February 2011, followed by full launch in July 2011. The use of FIREFLY enables surgeons performing robotic surgery to benefit from fluorescence imaging. One of the first applications of FIREFLY is partial nephrectomy, or partial removal of the kidney as part of the treatment course for kidney cancer. The ability to resect tumors from the kidney, instead of removing the entire kidney, is preferential in many cases as preservation of normal kidney function can improve patient recovery. Recent advances in preoperative staging, specifically modern imaging techniques, have made nephron-sparing surgery increasingly feasible. SPY Imaging was reported to be an enabler of robotic assisted laparoscopic partial nephrectomy by Tobis and Golijanin, in the July 2011, Journal of Urology. The authors reported that the use of FIREFLY Imaging to guide selective clamping of arteries, potentially sparing viable kidney tissue, and to identify tumor margins for resection based on differential fluorescence. The National Cancer Institute reports that the annual incidence of kidney cancer is 61,000 cases. Currently, only about a third of these patients undergo partial nephrectomy. In addition to partial nephrectomy, management believes that FIREFLY Imaging has the potential to add value to colorectal and gynecological surgeries, which total more than 90,000 procedures each year in the United States.

PINPOINT Endoscopic Fluorescence Imaging System

Novadaq’s PINPOINT Endoscopic Fluorescence Imaging System combines the fluorescence imaging capabilities of SPY Imaging with the HD visible light imaging capabilities of a traditional endoscopic imaging system. PINPOINT can be used as a traditional endoscope and to obtain fluorescence images either on demand or in a simultaneous imaging mode during minimally invasive surgery. The demand for minimally invasive procedures is rapidly growing, as smaller incisions lead to faster recovery, thus further leading to reduced length of hospital stay and lower costs. However, small incisions result in reduced visibility for surgeons, and therefore increase the complexity of procedures and the potential for complications. Based on clinical studies in colon, gynecological and thoracic procedures and experiences with SPY in open surgery, PINPOINT is expected to provide minimally invasive surgeons with better visualization of important anatomic structures during these complex procedures. Improved visualization and enhanced functional imaging information results in reduced incidences of post-operative complications and lower costs of care. The Company continues to support post-market clinical studies using PINPOINT in minimally invasive gastrointestinal, gynecological, thoracic and urological surgery. The Company intends to use the clinical data and user feedback to determine those markets where the value proposition for PINPOINT endoscopic imaging is the strongest.

The first application for PINPOINT will be high risk colon resection surgeries, including low and left side resections and stoma creation or reduction. Combined, these groups represent about 50% of the 250,000 colon resections performed each year in the United States. Minimally invasive surgical techniques are currently only used in approximately 15% to 20% of colectomies, but use is growing rapidly. Enhanced visualization and PINPOINT’s ability to provide for the assessment of the viability of the anastomosis quality with respect to perfusion may be of significant clinical benefit. In addition to colorectal surgeries, management believes that the total opportunity for PINPOINT exceeds 500,000 procedures annually, including thoracic and generally minimally invasive procedures.

In March 2012, Novadaq initiated a multi-center, open label, prospective study of up to 150 patients undergoing laparoscopic left colectomies at six leading medical centers throughout North America. The trial, called PILLAR™, Perfusion Assessment in Laparoscopic Left Anterior Resection, is designed to study the clinical impact of visual perfusion assessment using the PINPOINT® Imaging System in assisting surgeons to reduce the incidence of postoperative complications following laparoscopic left colectomy. The PILLAR trial protocol was filed with the FDA and is publicly available.

The Company intends to initiate the direct launch of the PINPOINT Imaging System into the United States market in the second half of 2012.

Reimbursement

The Company’s ability to successfully commercialize products may depend in part on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, private health coverage insurers and other organizations. Surgeons performing SPY Imaging continue to be paid through the use of existing CPT codes. In August 2011, CMS issued new guidelines enabling the use of a CPT coding modifier that allows surgeons to bill for each SPY Imaging procedure performed when medically necessary, as compared to previously when they were restricted to one billing regardless of the number of imaging sequences acquired during the surgery. In October 2007, CMS established ICD-9-CM code 88.59 which enabled hospitals to bill for SPY procedures performed in cardiac surgery, and in October 2010, ICD-9-CM code 17.71 became effective for billing for SPY (SPY Elite, PINPOINT or FIREFLY) fluorescence vascular angiography procedures in non-cardiac applications. In March 2012, CMS assigned SPY, (SPY Elite, PINPOINT or FIREFLY) fluorescence vascular angiography procedures for payment to APC 0397 (Vascular Imaging) under the Outpatient Prospective Payment System, effective April 1, 2012.

Regulatory Matters

The SPY, SPY Elite, PINPOINT and FIREFLY Imaging Systems and the TMR Laser System are generally classified as medical devices for regulatory purposes, and the fluorescence agent may be regulated as both a medical device when sold in concert with the SPY Imaging System and as a drug when sold separately. Accordingly, the Company is subject to extensive regulations governing the research, development, manufacture, promotion and marketing of these systems.

United States

The SPY Imaging System received 510(k) clearance from the FDA in 2005. Since that time, the Company has received 510(k) clearances from the FDA for labeling revisions for the SPY System, which allowed for greater flexibility in the administration of the fluorescence agent, for use of a fluorescence agent manufactured by an alternate supplier, and for use of the SPY Imaging System in cardiovascular, plastic, reconstructive, micro, organ transplant and gastrointestinal surgery. In 2009, the Company received 510(k) clearance for use of the endoscopic version of the SPY Imaging system in minimally invasive procedures. The TMR Laser System is a PMA approved product.

European Union

The CE Mark was achieved for the SPY Imaging System in September of 2001 for use in cardiovascular surgery. CE Mark is anticipated for use of SPY in plastic reconstruction, micro, gastrointestinal surgery and lymphatic mapping in the first half of 2012. CE Mark for PINPOINT is also anticipated in 2012.

Canada

The Company obtained a Class III device license for the SPY System in cardiac surgery in September of 2001. In December of 2006, Health Canada issued a Class III device license for the SPY System in urological applications and, in 2011, a Class II device licensed for the SPY Elite imaging console.

Japan

The SPY Imaging System obtained a shonin in August 2003 and was successfully introduced into the Japanese market in October 2003.

Competitive Conditions

The Company’s industry is highly competitive and subject to rapid and significant technological change. Potential competitors may have greater financial, technical and human resources and may have significantly more experience in the discovery, development and regulatory approvals of products, and the commercialization of those products than the Company. Accordingly, our competitors may be more successful than the Company may be in obtaining regulatory approvals and achieving widespread market acceptance of their products.

Currently, there is no procedure that is routinely used to assess blood tissue perfusion during the course of complex surgery. The currently available technologies for assessing flow, such as x-ray angiography and flow measurement technology, are either not practical for intra-operative use, not relevant to the procedure or have other limitations. Management believes the Company’s primary competitors will be manufacturers of x-ray angiography devices such as General Electric, Philips, Siemens and Toshiba.

CT imaging can be used pre-operatively to locate perforator vessels that supply blood to tissue flaps, but unlike SPY, CT imaging does not supply information related to blood flow intensity, which is more relevant to the selection of perforators for flap procedures. Surgeons have also reported that SPY Imaging may be more reliable in locating the perforator vessels in the operating room because registration marks made during the CT scan may not be accurate when patients are in certain positions on the operating room table or under the influence of anesthesia. Software analysis tools that are integral to the SPY Elite System can be used to further enhance SPY images, which can allow surgeons to quickly identify the best perforators available.

Surgeons may place electromagnetic flow measuring devices in the target area of concern to give some auditory impression of blood flow to the tissue. These devices generally remain in place for a few days following surgery and are checked at routine intervals during the immediate post-operative recovery period. However, there are reported limitations to the information provided by flow measurements in that the flow signal is only related to the vasculature that is in direct contact with the probe, there is no visual confirmation of complete tissue perfusion and interpretation of the audio signal can be very subjective. Probes may also become dislodged in the routine course of delivering post-operative care to patients.

Novadaq believes that there currently is no alternative practical method of routinely visually assessing blood flow in vessels and micro vessels and tissue perfusion during the course of complex operative procedures and is not currently aware of any parties in the U.S. market with competing perfusion assessment products. Novadaq believes that its market position, the ongoing advancement of its technology and the strength of its partners’ sales and marketing infrastructure will allow it to operate profitably in the future; however, there is no guarantee that it will be able to maintain its current market position, advance its technology or successfully partner or directly sell its products. It is also possible that others may develop competing technologies that are superior to Novadaq’s, making its current products obsolete. The Company intends to vigorously defend its patent estate if infringement was deemed to occur; however, there is no assurance that it will be successful in such defense. Additional information about Novadaq’s business is included in the documents incorporated by reference into this Prospectus.

RISK FACTORS

An investment in the Securities involves risks. The Company’s ability to generate revenue and profit from its technologies is dependent on a number of factors, and the risks identified below, if they were to occur, could have a material impact on the Company’s business, financial condition, liquidity, results of operation or prospects. The risks and uncertainties outlined below do not constitute an exhaustive list. Additional risks and uncertainties not presently known to the Company or that the Company believes to be immaterial may also adversely affect the Company’s business.

Risks Related to Novadaq’s Business

The Company has Incurred and Continues to Incur Losses

The Company has incurred substantial losses since its inception in 2000 and continues to incur losses and experience negative cash flows. The Company cannot predict if or when it will operate profitably, generate positive cash flows or if it will be able to implement its business strategy successfully. Pursuing its strategy requires the Company to incur significant expenditures for research and product development, marketing and general administrative activities. As a result, the Company needs to continue to grow its revenues and gross margins to achieve and sustain profitability and positive operating cash flows, and it may need to raise additional capital.

Ability to Obtain Sufficient Funding

The Company does not yet generate sufficient operational cash flows to meet the Company’s planned growth and to fund development activities. The Company has forecasted cash requirements for 2012, and funding from sources currently in place will permit the Company to meet its 2012 operating requirements. However, in the long-term, the Company will require funding from outside sources to complete its business development plans; therefore, the Company is dependent on the willingness of investors or strategic partners to continue to invest in the Company or enter into strategic relationships to continue further development of the its products. Currently, the Company has no committed sources of capital other than a revolving credit agreement, dated August 26, 2011, with a Canadian chartered bank entitling the Company to borrow a maximum limit of $2,500,000, subject to certain conditions. Since its inception, the Company has not utilized this credit facility. Although the Company has recently received a proposal to increase the facility, there is no assurance that the Company will secure additional funding sources or partnerships.

Shift from Research and Development to Commercialization

Having been founded in 2000, the Company has a limited operating history. Historically, the focus of its operations had been on research and development. However, in mid-2005 the Company shifted its focus towards commercialization with the commercial launch of its system for use during cardiac surgery. In 2009 through 2012, the Company formed certain alliances with four market leading companies for the broad commercialization of Novadaq’s leading products. The successful commercialization of any one of Novadaq’s products will depend on a number of financial, logistical, technical, legal, regulatory, competitive, economic and other factors, the outcome of which cannot be predicted, some of which will be out of the Company’s control. The Company has incurred losses to date and expects to incur losses in the future. In addition, despite the Company’s current focus on the commercialization of its products, the Company continues to invest in additional research and development in order to expand the applications of its imaging platform, and these activities may require significant cash commitments which may affect the profitability of the Company. There can be no assurance that the Company will be able to achieve or sustain profitability in the future.

Successful Commercialization of the Products

The Company’s future success will depend in large part on its own ability to commercialize PINPOINT and the ability of its partners to market and sell SPY Elite, FIREFLY, SPY technology system for use in wound care, and CO2 HEART LASER SYSTEM (with PINPOINT, the “Products”). Successful commercialization of the Products will depend on a number of factors, including achieving widespread adoption of the Products among the targeted surgeons and hospitals, maintaining the Company’s relationships with its suppliers and partners, obtaining sufficient quantities of components for the Products, including fluorescence agent, the performance of Novadaq’s partnering sales organization, the ability of the Company and its partners to successfully market the Products at projected selling prices, and the ability of the Company and its partners to commercially launch Products that are currently in development phase, in a timely manner. In addition, the Company’s success will depend on its ability to supply the key FIREFLY components of da Vinci Surgical Robotic System and the successful commercialization of that Product. There can be no assurance that the Company will be successful in these endeavors. Successful commercialization will also depend on whether any unanticipated adverse effects result from use of the Products, or unfavorable publicity develops in respect of the Products, as well as the emergence of new or existing products as competition for the Products, which are proven to be more clinically or cost-effective.

Dependence on Relationships with Strategic Partners

Execution of the Company’s current strategy is dependent on cooperation with strategic partners for sales and marketing and research and development. The Company can offer no guarantee that existing partnership agreements will be renewed or that its strategic partners will not seek to renegotiate or amend those agreements before or after a product has been commercialized. In addition, there can be no assurance of the commercial success of any joint ventures in which the Company is, or will become, involved.

Any change in the Company’s relationships with its strategic partners, whether as a result of economic or competitive pressures or otherwise, including any decision by its strategic partners to reduce their commitment to the Company’s products and technology in favor of competing products or technologies, to change or seek to change the terms of the Company’s contractual relationships with them or to bring to an end the various alliances, could have a material adverse effect on the Company’s business and financial results.

In addition, disputes regarding the rights and obligations of the parties may arise under the Company’s agreements with its strategic partners. These and other possible disagreements may lead to the renegotiation or modification of such agreements, or could lead to the termination of such agreements or delays in collaborative research, development, supply, commercialization of certain products or could require or result in litigation or arbitration. Moreover, disagreements may arise with the Company’s strategic partners over rights to intellectual property. These kinds of disagreements could result in costly and time-consuming litigation. Any such conflicts with the Company’s strategic partners could reduce its ability to obtain future collaboration agreements and could have a negative impact on the Company’s relationship with existing strategic partners.

Potential Fluctuations in the Company’s Financial Results Make Financial Forecasting Difficult

The Company expects its revenues and results of operation to continue to vary significantly from quarter to quarter. Sales and margins may be lower than anticipated due to timing of orders and deliveries, unexpected delays in the Company’s supply chain, general economic and market-related factors, product quality, performance and competitive factors. The current economic environment also makes projecting financial results more difficult. In addition, due to the Company’s early stage of commercialization on some products, it cannot accurately predict its future revenues or results of operations or the timing of its current research and development programs. The Company is also subject to normal operating risks such as credit risks, foreign currency risks and global and regional economic conditions. As a result, quarter to quarter comparisons of the Company’s revenues and results of operation may not be meaningful. It is likely that in one or more future quarters the Company’s results of operation will fall below the expectations of securities analysts and investors. If this happens, the trading price of the Company’s common shares might be materially and adversely affected.

Dependence on Suppliers

The Company is dependent on its suppliers to manufacture the Products, including components such as the fluorescence agent used with certain of the Products, in accordance with the FDA and other regulatory requirements. The Company does not control the manufacturing processes of its suppliers. If current manufacturing processes are modified, or the source or location of its product supply is changed, voluntarily or involuntarily, the FDA and other regulatory bodies will require the Company to demonstrate that the products produced from the modified or new process or facility are equivalent to the products previously cleared or approved. Any such modifications to the manufacturing process or supply may not achieve or maintain compliance with the applicable regulatory requirements. In many cases, approval or clearance by regulatory authorities may be required prior to any changes being made, which may adversely affect the Company’s business.

Status of Healthcare Reimbursement

The Company’s ability to successfully commercialize products may depend in part on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, private health coverage insurers and other organizations.

On October 1, 2007, ICD-9-CM code 88.59 - Intra-operative Fluorescence Vascular Angiography, which describes the use of SPY Imaging during coronary artery bypass graft surgery, became effective. The new ICD-9-CM code was implemented and effective as of October 1, 2007. On October 1, 2010, ICD-9-CM code 17.71 - Intra-operative Fluorescence Vascular Angiography in non-coronary applications became effective. The ICD-9-CM codes may not result in incremental reimbursement to customers. In August 2011, new guidelines enabled the use of a coding modifier enabling physicians to bill for each SPY (SPY Elite, PINPOINT or FIREFLY) Imaging procedure performed when medically necessary. There is no guarantee that physician billing services will use the coding modifier. In March 2012, CMS assigned SPY (SPY Elite, PINPOINT or FIREFLY) Imaging for payment to APC 0397 (Vascular Imaging) under the Outpatient Prospective Payment System, effective April 1, 2012.

Implementation of Business Models

The Company’s current business plan is predicated upon the successful implementation of a placement, rental or capital sales model for the SPY System, and a capital sales model for PINPOINT. The hospitals and clinics that are expected to be the end-users of the SPY System and PINPOINT may resist such models or request alternate cost models that may not maximize returns on the Company’s investment. A failure to implement these models or to achieve the anticipated pricing for procedures could adversely affect the Company’s business and financial condition.

Regulatory Matters

Products intended for diagnostic and therapeutic use for humans are governed by a wide array of regulatory agencies. For most of these products, applicable regulations require testing and government review and approval prior to marketing the product. This procedure can take a number of years and involves the expenditure of substantial resources. Any failure or delay by the Company to obtain regulatory approvals or clearances could adversely affect the marketing of any products it developed and its ability to generate product revenue. There can be no assurance that any of the Company’s planned products will be approved by any regulatory agency on a timely basis, or at all.

In the event that a regulatory authority revokes any clearances/approvals granted in respect of the Company’s products, the Company’s business and financial condition could be adversely affected. Numerous statutes and regulations govern the manufacture and sale of medical device and pharmaceutical products in Canada, the United States and other countries where the Company markets or intends to market its products. Such laws and regulations govern, among other things, the approval of manufacturing facilities, testing procedures and controlled research, non-clinical and clinical data required prior to and after marketing approval, compliance with Good Manufacturing Practices (“GMP”) affecting production and storage, the advertising and labeling of products, the reporting of adverse events, and special issues associated with the manufacture and use of laser products. Failure to comply with statutes and regulations could result in warning letters, fines and other civil penalties, unanticipated expenditures, withdrawal of regulatory approval, delays in approving or refusing to approve a product, product recall or seizure, interruption of production, operating restrictions, injunctions or criminal sanctions. The Company and its manufacturers and suppliers are also subject to numerous federal, state, provincial and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. In addition, advertising and promotional materials relating to medical devices are, in certain instances, subject to regulation by the Federal Trade Commission in the United States and equivalent regulators in other jurisdictions. Novadaq and its manufacturers and suppliers may be required to incur significant costs to comply with such laws and regulations in the future, and such laws and regulations may have an adverse effect on the Company’s business. The failure of Novadaq or its manufacturers and suppliers to comply with current or unanticipated changes in existing regulatory requirements could materially harm the Company’s business. Furthermore, there can be no assurance that Novadaq’s manufacturers and suppliers will continue to comply with regulatory requirements, including GMP. In such circumstances, the Company’s business or financial condition may be adversely affected.

The global regulatory environment is ever evolving with changes to regulations, standards and guidelines and the establishment of new Health Authorities and/or mergers of divisions within them. Novadaq’s existing or future regulatory clearances or approvals may be affected as a result of such changes or reorganization.

With the acquisition of the PMA for the Onco-Life system from Xillix and the PMA for the TMR Laser System from PLC, Novadaq is now in a position for a higher level of regulatory scrutiny from the FDA given that the product is a Class III device. In 2011, Novadaq passed an FDA inspection. Future successful review by a Health Authority inspector is not guaranteed. A negative inspection can hinder the Company’s ability to carry on business. In such circumstances, the Company’s business or financial condition may be adversely affected.

In addition, the Company must comply with federal and state health care anti-kickback laws and other health care fraud and abuse laws that affect the marketing of devices and pharmaceuticals. Failure to comply with applicable laws and regulations could subject the Company to administrative or judicial enforcement actions including, but not limited to, product seizures, recalls, injunctions, civil penalties, criminal prosecution, refusals to approve new products or withdrawal of existing approvals, as well as increased product liability exposure, any of which could have a material adverse effect on the Company’s business or financial condition.

Patent Protection and Trade Secrets

The Company’s success depends, in part, on its ability to secure and protect its patents, trade secrets, trademarks and other IP rights and to operate without infringing on the proprietary rights of others or having third parties circumvent the rights that it owns or licenses. In particular, Company owned and licensed patents may not be valid, and the Company may not be able to successfully obtain and enforce patents and maintain trade secret protection for its technology. The extent to which it is unable to do so could materially harm its business.

Novadaq has applied for, is actively pursuing, or has been issued patents relating to the technology used in its proprietary imaging platform in jurisdictions including the United States, Europe, Japan, Canada, Brazil and India. Applications may not result in the issuance of any patents, and any patents now held or that may be issued may not provide the Company with adequate protection from competition. Furthermore, it is possible that patents issued or licensed to Novadaq may be challenged successfully by third parties in patent litigation. It is also possible for others to develop products which have the same effect as the Company’s products on an independent basis or to design around products that it has patented. In either event, if Novadaq is unable to secure or to continue to maintain a preferred position, any of the SPY or PINPOINT Imaging Systems could become subject to competition from the sale of generic or equivalent products.

Patents issued or licensed to the Company may be infringed by the products or processes of others. The cost of enforcing patent rights against infringers, if such infringement is required, could be significant, and the time demands could interfere with the Company’s normal operations. There has been substantial litigation and other proceedings regarding patent and other IP rights in the pharmaceutical, biotechnology and medical technology industries. The Company may become a party to patent litigation and other proceedings. The cost to the Company of any patent litigation, even if resolved in its favor, could be substantial. Some of the Company’s competitors may be able to sustain the costs of such litigation more effectively than Novadaq because of their substantially greater financial resources. Litigation may also absorb significant management time.

Unpatented trade secrets, technological innovation and confidential know-how are important to Novadaq’s commercial success. Although the Company seeks to protect its proprietary information through confidentiality agreements and other appropriate means, these measures may not effectively prevent disclosure of the Company’s proprietary information, and, in any event, the Company cannot provide assurances that others will not independently develop or gain access to the same or similar information.

Third-Party Intellectual Property Infringement Claims

Patent applications which may relate or affect the Company’s business may have been filed by other health care, medical device, biopharmaceutical companies and universities. Such patent applications or patents may conflict with the Company’s technologies or patent applications, and such conflict could reduce the scope of patent protection which the Company could otherwise obtain or lead to a refusal of a patent application of the Company. Novadaq could also become involved in interference proceedings in connection with one or more of its patents or patent applications to determine priority of invention.

It is not possible for the Company to be certain that it is the creator of inventions covered by pending patent applications or that it was the first to file patent applications for any such inventions. No assurance can be given that the Company’s patents, once issued, would not be declared by a court to be valid or enforceable, or that a competitor’s technology or product would not be found to infringe the Company’s products. In the event that a court was to find the Company to be infringing upon a valid patent of a third party, the Company might be required to pay license fees and/or damages and might be enjoined from conducting certain activities.

There is no assurance that the Company could enter into licensing arrangements at a reasonable cost, or develop or obtain alternative technology in respect of patents issued to third parties that incidentally cover the Company’s products. Any inability to secure licenses or alternative technology could result in delays in the introduction of some of the Company’s products or even lead to prohibition of the development, manufacture or sale of certain products.

Reliance on Key Personnel

The Company is dependent on certain members of its management and staff, and the loss of the services of one or more of these individuals could adversely affect the Company. In addition, Novadaq will need to continue to expand its management and employee base as it continues to support our partners in the commercialization of SPY Elite and FIREFLY and to support the direct U.S. launch of PINPOINT. The Company’s future financial performance, its ability to support commercialization of the SPY Imaging System, FIREFLY and PINPOINT and to compete effectively will depend, in part, on its ability to manage any future growth effectively. The Company’s ability to manage growth will require it to continue to implement and improve its administrative, accounting and management systems, and to recruit, integrate and train new employees, including additional management, administrative, distribution, sales and marketing and potentially manufacturing personnel. Although the Company has done so in the past and expects to be able to do so in the future, there can be no assurance that the Company will successfully be able to attract and retain skilled and experienced personnel.

Research and Development Risk

A principal component of Novadaq’s business strategy is to expand its product offering to fully exploit its underlying imaging platform. As such, Novadaq’s organic growth and long-term success is partially dependent on its ability to successfully develop and market new products. Accordingly, Novadaq will likely incur significant research and development expenditures. However, there is no certainty that any investment in research and development will yield technically feasible or commercially viable products. Product development is subject to regulatory overview and approval at significant costs. Failure to introduce new products, or failure or delays in obtaining regulatory approval could materially and adversely affect Novadaq’s business and financial condition.

Novadaq’s Business is Predicated on Licensed Technology

Novadaq’s business is predicated on licensed technology and IP. For example, the technology and IP rights that form the basis for the SPY System is licensed from third parties. This subjects Novadaq to certain risks that would not be present had Novadaq developed the technology and IP independently. Specifically, license agreements typically subject Novadaq to milestone obligations and royalty payments. Some of these obligations may be substantial and may obligate the Company to obtain certain regulatory approvals by a specified date or exercise diligence in bringing potential products to market. The failure to meet these obligations typically results in the termination of the license and the loss of rights to the technology. Any such termination could adversely affect the Company’s business and financial condition.

In addition, in many third party licenses, Novadaq has no control over the prosecution of patents and other IP rights underlying such licenses. As a result, Novadaq is dependent on the licensor to diligently pursue and prosecute these IP rights. In such a circumstance, the licensor may not have sufficient incentive to diligently pursue such protection. The failure of the licensor to diligently pursue such protection could adversely affect the Company’s business and financial condition.

Additionally, Novadaq typically only receives the benefit of IP protection under these licenses in those jurisdictions where applications for protection are filed. As a result, the failure of the licensor to file applications for protection in all jurisdictions where the Company intends to conduct business could undercut the ability of the Company to successfully carry on business in these jurisdictions. This could adversely affect the Company’s business and financial condition.

Finally, many third party licenses of technology expire when the patents underlying the technology expire or at some period of time after expiration. As a result, the ability of Novadaq to exploit and fully commercialize the technology over time may be limited. This may adversely affect the Company’s business and financial condition.

Ability to Partner, Out-license, Fund Corporate Assets

The Company has multiple assets that are not in the primary focus of commercialization, such as those assets purchased from Xillix for screening applications in gastrointestinal and lung cancers. The Company’s ability to profit from these technologies is not guaranteed, and if Novadaq is unable to locate an appropriate partner, out-license or fund these assets, the Company’s business and financial condition may be adversely affected.

Clinical Trials May be Unsuccessful and New Regulatory Approvals May Not be Obtained

The Company continues to explore the use of the Products in new applications and clinical trials and to develop new products. There is no assurance that the Company will receive additional regulatory approvals for the products in new applications or for any new products, which would limit the Company’s future sales and marketing opportunities in other markets.

Potential Product Liability

Medical products involve an inherent risk of product liability claims and associated adverse publicity. Novadaq currently maintains liability insurance coverage in the aggregate amount of US$5 million. While the

Company believes such insurance coverage to be adequate, there is no guarantee that future claims based on product liability will not exceed such amounts. In addition, should it prove impossible to obtain this type of insurance at reasonable rates or to otherwise protect the Company against potential liability proceedings, Novadaq could be required to cease the commercialization of products that it has developed or even be prevented from beginning the commercialization of new products. The Company’s obligation to pay indemnities or to withdraw a product following claims could adversely affect the Company’s business and financial condition.

Market Competition and Technological Advancements

Industrial technology in medical diagnostics and therapeutics is evolving rapidly and competition is intense. In addition to products currently in the market, additional products may be introduced to compete with those of the Company. Some of these products may use entirely different approaches or means to obtain diagnostic information or achieve therapeutic results and could be found to be more clinically effective or less expensive than those products being developed and/or commercialized by Novadaq. Moreover, many competitors, both current and potential, may have considerably greater resources at their disposal than Novadaq in terms of technology, manufacturing, product development, marketing, distribution, sales, capital and human resources. Many competitors may also have more experience in conducting clinical trials and in obtaining domestic and foreign regulatory approvals. Therefore, there can be no assurance that the Company can successfully compete with present or potential competitors or that such intense competition will not have a materially adverse effect on Novadaq’s business and financial condition.

Additionally, since the Company’s products are designed to diagnose and treat specific medical conditions, it is possible that medical or scientific advances with respect to the treatment of these conditions could render the Company’s products obsolete.

Foreign Exchange Fluctuations

The Company generates its sales in U.S. dollars and reports its operations in U.S. dollars, but a portion of the Company’s expenses are denominated in Canadian dollars. As such, the Company is exposed to fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar as a result of the translation into U.S. dollars of its expenses denominated in Canadian dollars.

A significant part of the Company’s manufacturing and home office operations are located in Canada which result in purchases of approximately CDN$14,500,000. As the exchange rate between Canada and the United States becomes volatile, a strengthening in the Canadian currency can expose the Company to an exchange expense while a strengthening in the U.S. currency can result in an exchange gain. Throughout 2011, the exchange rates varied from par value in January 2011 to favoring a stronger U.S. dollar at $1.02, as at year end December 31, 2011. The Company monitors the exchange rates and manages its cash holdings to address the Company’s Canadian currency spending requirements which are mainly period related.

The Financial Reporting Obligations of Being a Public Company in the United States are Expensive and Time Consuming, and Place Significant Additional Demands on Management

In connection with the listing of our common shares on NASDAQ, we became subject to public company reporting obligations in the United States. The additional obligations of being a public company in the United States require significant additional expenditures and place additional demands on management. In particular, Section 404 of the Sarbanes-Oxley Act of 2002 and the SEC rules and regulations implementing Section 404 would currently require an annual evaluation of our internal controls over financial reporting to be attested to by an independent auditing firm (starting with the fiscal year end December 31, 2012). If an independent auditing firm is unable to provide us with an attestation and an unqualified report as to the effectiveness of our internal controls, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common shares. In addition, future acquisitions of companies by us may create challenges in implementing the required processes, procedures and controls in the acquired operations, as acquired companies (in particular, privately held companies) may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required under the securities law applicable to us.

As a Foreign Private Issuer, the Company is Subject to Different U.S. Securities Laws and Rules than a Domestic U.S. Issuer, Which May Limit the Information Publicly Available to the Company’s U.S. Shareholders

The Company is a foreign private issuer under applicable U.S. federal securities laws, and therefore, it is not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Exchange Act. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Company will be required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Company’s shareholders may not know on as timely a basis when the Company’s officers, directors and principal shareholders purchase or sell common shares as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the U.S. Exchange Act.

The Company May Lose its Foreign Private Issuer Status in the Future, Which Could Result in Significant Additional Costs and Expenses to the Company

In order to maintain its current status as a foreign private issuer, a majority of the Company’s common shares must be either directly or indirectly owned by non-residents of the United States unless the Company also satisfies one of the additional requirements necessary to preserve this status. The Company may in the future lose its foreign private issuer status if a majority of the Company’s common shares are held in the United States and it fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Company under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs it incurs as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system (“MJDS”). If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers.

Novadaq May Be a “Passive Foreign Investment Company” Under the U.S. Internal Revenue Code, Which Could Result in Adverse Tax Consequences for Investors in the United States

Acquiring, holding or disposing of Novadaq’s securities may have tax consequences under the laws of Canada and the United States that are not disclosed in this Prospectus. In particular, the Company must make an annual determination as to whether it is a “passive foreign investment company” under Section 1297(a) of the U.S. Internal Revenue Code (a “PFIC”) based on the types of income it earns and the types and value of its assets from time to time, all of which are subject to change. Therefore, no assurances can be given that the Company will not be a PFIC for its current taxable year or any future taxable year. A non-U.S. corporation generally will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of the Company’s assets may be determined in large part by the market price of its Common Shares, which is likely to fluctuate. In addition, the composition of the Company’s income and assets will be affected by how, and how quickly, it uses the cash it raises in this Offering. If the Company were to be treated as a PFIC for any taxable year during which an investor holds Common Shares, certain adverse U.S. federal income tax consequences could apply to U.S. holders.

If the Company is or becomes a PFIC, any gain recognized on the sale of Securities and/or rights to acquire Securities and any excess distributions paid on the Securities and/or rights to acquire Securities must be ratably allocated to each day in a U.S. taxpayer’s holding period for the Securities and/or rights to acquire Securities and any excess distributions paid on the Securities and/or rights to acquire Securities must be ratably allocated to each day in a U.S. taxpayer’s holding period for the Securities and/or rights to acquire Securities. The amounts allocated to the taxable year of disposition and to years before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate applicable to ordinary income in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amount, calculated as if such tax liability had been due in each such prior year.

Alternatively, a U.S. taxpayer that makes a “QEF election” generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of the Company’s “net capital gain” and “ordinary earnings” (calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by the Company. As a second alternative, a U.S. taxpayer may make a “mark-to-market election” if the Company is a PFIC and the common shares are marketable stock. A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares as of the close of such taxable year over (b) such U.S. taxpayer’s tax basis in such common shares.

This risk factor is qualified in its entirety by the discussion to be included in any applicable Prospectus Supplement. Investors should consult their own tax advisors as to the tax consequences of an investment in Novadaq.

Novadaq is a Canadian company and U.S. Investors May Have Difficulty Bringing Actions and Enforcing Judgments under U.S. Securities Laws

Investors in the United States or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against Novadaq, its directors, its executive officers and some of the experts named in this Prospectus based on civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions of residence.

There is some doubt as to whether a judgment of a U.S. court based solely upon the civil liability provisions of U.S. federal or state securities laws would be enforceable in Canada against the Company, its directors and officers or the experts named in this Prospectus. There is also doubt as to whether an original action could be brought in Canada against the Company or its directors and officers or the experts named in this Prospectus to enforce liabilities based solely upon United States federal or state securities laws.

Risks Related to the Securities

Except as otherwise disclosed in a Prospectus Supplement for any particular issuance of Securities, the following risk factors apply with respect to the Securities, as applicable.

Volatility of Share Price

Market prices for shares of companies such as Novadaq are often volatile. Factors such as regulatory developments regarding Novadaq’s products or processes, developments regarding potential or future third-party collaborators, announcements of technological innovations, new commercial products, patents, the development of proprietary rights by it or by others or any litigation relating to these rights, regulatory actions, general conditions in the medical device, diagnostic, biotechnology or pharmaceutical industries, failure to meet analysts’ expectations, publications, financial results, economic conditions in the United States, Canada or abroad, terrorism and other factors could have a significant effect on the share price of the Securities. In recent years, the stock of other companies in the medical device, diagnostic, biotechnology and pharmaceutical industries have experienced extreme price fluctuations that have been both related and unrelated to the operating performance of the affected companies. There can be no assurance that the market price of the Securities will not experience significant fluctuations in the future.

The Company Does Not Currently Intend to Pay any Cash Dividends on its Common Shares in the Foreseeable Future; Therefore, the Company’s Shareholders May Not be Able to Receive a Return on their Common Shares Until They Sell Them

The Company has never paid or declared any cash dividends on its common shares. The Company does not anticipate paying any cash dividends on its common shares in the foreseeable future because, among other reasons, the Company currently intends to retain any future earnings to finance its business. The future payment of dividends will be dependent on factors such as cash on hand and achieving profitability, the financial requirements to fund growth, the Company’s general financial condition and other factors the board of directors of the Company may consider appropriate in the circumstances. Until the Company pays dividends, which it may never do, its shareholders will not be able to receive a return on their common shares unless they sell them.

Market for Securities

There can be no assurance that an active market for Novadaq’s Securities will be sustained. Holders of Securities may be unable to sell their investments on satisfactory terms. As a result of any risk factor discussed herein, the market price of the Securities of the Company at any given point in time may not accurately reflect the long-term value of the Company. Furthermore, responding to these risk factors could result in substantial costs and divert management’s attention and resources. Substantial and potentially permanent declines in the value of the Securities may result.

Other factors unrelated to the performance of the Company that may have an effect on the price and liquidity of the Securities include: extent of analytical coverage; lessening in trading volume and general market interest in the Securities; the size of the Company’s public float; and any event resulting in a delisting of securities.

Potential Future Corporate Developments

Management of Novadaq, in the ordinary course of Novadaq’s business, regularly explores potential strategic opportunities and transactions. These opportunities and transactions may include strategic joint venture relationships, significant debt or equity investments in Novadaq by third parties, the acquisition or disposition of material assets, the licensing, acquisition or disposition of material intellectual property, the development of new product lines or new applications for its existing devices, significant distribution arrangements, the sale of all of the shares of Novadaq and other similar opportunities and transactions. The public announcement of any of these or similar strategic opportunities or transactions might have a significant effect on the price of the Securities or debentures. Novadaq’s policy is to not publicly disclose the pursuit of a potential strategic opportunity or transaction unless it is required to do so by applicable law, including applicable securities laws relating to continuous disclosure obligations. There can be no assurance that investors who buy or sell securities of Novadaq are doing so at a time when Novadaq is not pursuing a particular strategic opportunity or transaction that, when announced, would have a significant effect on the price of the Securities.

In addition, any such future corporate development may be accompanied by certain risks, including exposure to unknown liabilities of the strategic opportunities and transactions, higher than anticipated transaction costs and expenses, the difficulty and expense of integrating operations and personnel of any acquired companies, disruption of the Company’s ongoing business, diversion of management’s time and attention, and possible dilution to shareholders. The Company may not be able to successfully overcome these risks and other problems associated with any future acquisitions and this may adversely affect the Company’s business and financial condition.

CONSOLIDATED CAPITALIZATION

There have been no material changes in our share or loan capital, on a consolidated basis, since December 31, 2011 to the date of this Prospectus.

The following table sets forth the capitalization of the Company as at the dates given.

	Authorized	As at December 31, 2011
Common Shares(1)	Unlimited	$98,695,023	32,769,462
Preferred Shares(1)	Unlimited	nil	nil

Notes:

(1)	There are currently a total of 32,769,462 common shares, 2,589,211 stock options, $5,218,015 of convertible loan debentures upon exercising represent approximately 2,777,886 shares, 2,739,177 warrants and 78,066 broker warrants. Both common shareholder warrants and broker warrants are exercisable into one share, without giving effect to the Offering.

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of the Securities will be used for general corporate purposes, including funding potential future acquisitions, capital expenditures, the investments required to commercialize the minimally invasive product of SPY technology, PINPOINT, the procurement of up raw material supply and for future research and development of new product hardware and new imaging molecules such as those required for nerve imaging. The use of proceeds from the sale of any Securities will be described in a Prospectus Supplement relating to the specific issuance of Securities.

All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the Company’s general funds, unless otherwise stated in the applicable Prospectus Supplement.

SELECTED FINANCIAL INFORMATION

The following table sets forth information regarding Novadaq’s sales, loss from operations and other information for the periods presented and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2011. The summary financial information should be read in conjunction with the consolidated financial statements of the Company and the notes thereto and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference in this Prospectus.

	December 31, 2011	December 31, 2010
	$	$
SPY revenue	9,214,000	5,560,000
TMR revenue	3,712,000	2,794,000
Royalty revenue	395,000	—
Milestone revenue	—	3,959,000
Deferred partnership fee revenue	842,000	267,000
Service revenue	1,129,000	1,291,000

Total revenues	15,292,000	13,871,000
Cost of sales	6,634,000	5,534,000

Gross margin	8,658,000	8,337,000
	57%	60%
Operating expenses
Selling and distribution costs	5,375,000	7,067,000
Research and development expenses	4,611,000	4,916,000
Administration expenses	4,551,000	4,071,000
Write-down of intangible asset	—	4,829,000
Write-down of equipment	314,000	—
Write-down of inventory	15,000	427,000

Total operating expenses	14,866,000	21,310,000

Loss from operations	(6,208,000)	(12,973,000)
Interest expense	(281,000)	(279,000)
Imputed interest expense	(398,000)	(364,000)
Warrant revaluation adjustment	(3,306,000)	(462,000)
Gain (loss) on investment	25,000	(125,000)
Interest income	15,000	16,000
Taxes	—	—

Loss and comprehensive loss for the period	(10,153,000)	(14,187,000)

Basic and diluted loss and comprehensive loss per share	(0.32)	(0.52)

Note:	Financial results for 2010 have been restated to International Financial Reporting Standards for comparative reporting.

Balance Sheet Data

	As at December 31
	2011	2010
	$	$
Cash and cash equivalents	9,634,000	5,597,000
Working capital	9,816,000	4,190,000
Total assets	22,793,000	12,320,000
Total non-current liabilities	17,745,000	8,292,000
Total liabilities	22,167,000	13,107,000
Shareholders’ equity	626,000	(787,000)

Note:	Balance Sheet data for 2010 has been restated to International Financial Reporting Standards for comparative reporting purposes.

DIRECTORS AND OFFICERS

The names, municipalities of residence, principal occupations and positions with the Company of the directors and executive officers of the Company are set forth below. Directors of the Company serve as such until the next annual meeting of Shareholders, or until their successors are elected or appointed.

To the knowledge of the Company, as of March 26, 2012 based on information provided by directors and officers, the directors and senior management of the Company collectively beneficially own or exercise control or direction over, directly or indirectly, 4,005,515 of common shares of the Company, which represents approximately 12.2% of the issued and outstanding common shares as of December 31, 2011.

Name and Municipality of Residence	Position with the Company	Principal Occupation	Director Since
DR. ARUN MENAWAT Oakville, Ontario	Director, President and Chief Executive Officer	President and Chief Executive Officer, Novadaq	July 2003

STEPHEN PURCELL Oakville, Ontario	Chief Financial Officer	Chief Financial Officer, Novadaq	—

RICK MANGAT Toronto, Ontario	Senior Vice President and General Manager; President, Novadaq Corp.	Senior Vice President and General Manager; President, Novadaq Corp.	—

ROGER DECK Toronto, Ontario	Vice President of Operations	Vice President of Operations, Novadaq	—

MARY KAY BAGGS Fairhope, Alabama	Sr. Vice President, Business Development, Surgical Systems	Sr. Vice President, Business Development, Surgical Systems, Novadaq	—

AARON DAVIDSON Caledon, Ontario	Director	Managing Director, H.I.G. Capital Management Inc.	July 2004

ANTHONY GRIFFITHS Toronto, Ontario	Chairman, Director	Corporate Director	June 2002

HAROLD O. KOCH, JR. Mandeville, Louisiana	Director	Senior Vice President and Chief Scientific Officer, Pamlab, LLC	September 2003

DR. JOEL I. SHALOWITZ Glencoe, Illinois	Director	Professor, Kellogg School of Management	August 2010

DR. JOSEPH SOBOTA Kalamazoo, Michigan	Director	Managing Director, Apjohn Group LLC	September 2003

DR. JULIA LEVY Vancouver, British Columbia	Director	Corporate Director	July 2008

WILLIAM A. MACKINNON Toronto, Ontario	Director	Corporate Director	May 2009

G. STEVEN BURRILL San Francisco, California	Director	President, Burrill & Company	May 2011

The following is a brief description of the backgrounds of the current directors and officers of the Company:

Arun Menawat. Dr. Menawat has been the President and Chief Executive Officer of Novadaq since 2003. From 1999 to 2003, Dr. Menawat held increasing executive responsibilities including President and Chief

Operating Officer of Cedara Software Corporation, a publicly traded medical imaging software company. Prior to joining Cedara, Dr. Menawat was Vice President, Operations at Tenneco Inc., a diversified business conglomerate, now separated into multiple companies. He also served as business manager and research & development manager at Hercules Incorporated, a specialty chemicals company. Dr. Menawat holds a B.S. in biology from the University of District of Columbia and an M.S. and Ph.D. in Chemical (Bio) Engineering from the University of Maryland. Dr. Menawat completed a fellowship in biomedical engineering at the National Institutes of Health. He also holds an Executive MBA from the J.L. Kellogg School of Management, Northwestern University.

Stephen Purcell. Mr. Purcell has been Chief Financial Officer since January 12, 2009 after joining Novadaq as Director of Finance in March, 2008. Previous to joining the Company, Mr. Purcell served approximately 5 years as Corporate Controller of Sealy Canada Ltd. In addition, Mr. Purcell has held a number of senior financial management roles, including Chief Financial Officer of Canron Corp. Mr. Purcell has a business degree from Saint Francis Xavier University.

Rick Mangat. Dr. Mangat co-founded Novadaq in April of 2000 and is a co-inventor of the SPY System. The research element of his PhD thesis (Pharmacology and Therapeutics) performed at the National Research Council of Canada (Institute for Biodiagnostics) formed the foundation for SPY Imaging and related IP. Dr. Mangat has led the research, development and commercialization teams at Novadaq from bench-top through clinical use of the SPY System, and is now responsible for the general management of Novadaq’s commercial business unit including Sales and Marketing. Dr. Mangat received his Bachelor of Science from the University of Toronto and a PhD from the University of Manitoba.

Roger Deck. Mr. Deck has over 20 years of operational and financial experience. Previous to being Vice President of Operations, he was the Chief Financial Officer of Novadaq from 2004 to June 2008. Mr. Deck served as Vice President, Financial Advisory Services at PricewaterhouseCoopers LLP from 2001 to 2003. From 2000 to 2001, Mr. Deck worked with J.R./Janus Merchant Brokers Ltd., an independent mid-market M&A advisory firm. Prior to that role, Mr. Deck served as Vice President, Merchant Banking at Brascan Corporation, starting in this position in 1996. Mr. Deck is a chartered accountant and holds a Bachelor’s degree in Economics from the University of Western Ontario.

Mary Kay Baggs. Ms. Baggs has over 25 years of clinical, sales and marketing experience in the cardiovascular medical device market in start-up, mid-size and large companies, beginning her career at Boston Scientific Corporation. Ms. Baggs first joined Novadaq as Vice President, Marketing in October of 2004. In December 2010, Ms. Baggs assumed the additional role of Sr. Vice President, Business Development, Surgical Systems. From 2002 to 2004, Ms. Baggs served as Vice President of Marketing for Chase Medical, Richardson, Texas. Previously held positions included Director of Marketing at Biocompatibles PLC and Director of Marketing at Cardiothoracic Systems and Guidant Corporation. Ms. Baggs holds a diploma from the New England Deaconess Hospital School of Nursing and Northeastern University, and a Bachelor of Science from Louisiana State University.

Aaron Davidson. Mr. Davidson is a Managing Director of H.I.G. Capital Management Inc. and focuses on investment opportunities in the life sciences sector. Prior to joining H.I.G. in 2004, he was a Vice President with Ventures West with a focus on venture investing in life science companies. Mr. Davidson began his career with Eli Lilly Company, one of the largest global pharmaceutical companies. He spent a decade with Lilly in various management roles in the United States and Canada, including business development, strategic planning, market research and financial planning. After Lilly he spent a year as the Vice-President of Corporate Business Development at SYN-X Pharma. Mr. Davidson currently serves on the boards of Alder Biopharmaceuticals, HyperBranch Medical Technology, NeurAxon Inc., Novadaq and Tranzyme Pharmaceuticals. He served on the board of Salmedix Inc. prior to Cephalon’s acquisition of Salmedix in June 2005, and the board of Oncogenex Pharmaceuticals prior to their public listing. Aaron earned his MBA from Harvard Business School and a Bachelor of Commerce degree from McGill University.

Anthony Griffiths. Mr. Griffiths is Chairman of the Board of Directors of the Company and is currently an independent business consultant and corporate director. Mr. Griffiths became the Chairman of Mitel Corporation, a telecommunications company, in 1987, and also assumed the positions of President and Chief Executive Officer in addition to that of Chairman from 1991 to 1993. Mr. Griffiths is also the Chairman of Russel Metals Inc., and a director of Vitran Corporation, Fairfax Financial Holdings Limited, Jaguar Mining Inc. and the Brick Group.

Harold O. Koch, Jr. For the past 38 years Mr. Koch has held senior management positions in research and development, regulatory and business development in the pharmaceutical and Class III medical device fields. Mr. Koch was the Vice President of Business Development & Scientific Affairs and later Senior Vice President at Pamlab L.L.C., a developer, licensor and marketer of pharmaceutical products since July 2002, and effective January 1, 2012, became the Executive Vice President and Chief Scientific Officer of Pamlab. Prior to joining Pamlab, Mr. Koch held senior management positions with Rorer Group, Cooper Companies, Akorn, Inc., Santen, Inc. and has consulted for various ophthalmic biotechnology companies. Mr. Koch holds 3 US patents in ophthalmology, one of which is the leading viscoelastic product in the US (Viscoat), with annual sales in excess of US$100 million. Mr. Koch holds a Bachelor of Science degree in medical microbiology from Texas A&M University and is an active member of the Licensing Executives Society.

Joel I. Shalowitz. Dr. Shalowitz is Professor and Director of Health Industry Management at Northwestern University’s Kellogg School of Management and Professor of Preventive Medicine at the Feinberg School of Medicine. He is also Visiting Professor of Health Industry Management at the Schulich School of Business at York University in Toronto. He also co-founded and is managing partner of a 20 member primary care group in the suburban Chicago area, where he practiced internal medicine for 21 years. His honours include Fellowship in the American College of Physicians, Fulbright Scholarship at the Schulich Business School, York University in Toronto (2004) and Fulbright Senior Specialist and Visiting Professorship at Keio University Medical School in Tokyo (2007). His recent co-authored books are: Strategic Marketing For Health Care Organizations: Building A Customer-Driven Health System (Jossey-Bass, 2008) and Medical Innovation and Government Intervention (Taloustieto Oy, 2009). Dr. Shalowitz received his Sc.B. and M.D. degrees from Brown University and his MBA degree from Northwestern University. He also completed post-graduate internal medicine training at Northwestern.

Joseph Sobota. Dr. Sobota has over 15 years of experience with life science start-up companies as a founder, board member, senior management executive and consultant. Since 2001, he has been Managing Director of the Apjohn Group, LLC, a business development and accelerator group focused on life science opportunities. Dr. Sobota was also a General Partner and Founder of Apjohn Ventures capital organization. Other past positions include Chief Executive Officer of Rubicon Genomics, a leader in nucleic acid amplification, President and Chief Operating Officer of Biopure and Executive Vice President and Chief Operating Officer of Chugai-Upjohn. Dr. Sobota holds an M.D. from Georgetown University and completed his post-graduate residency training at Tulane University and the National Institutes of Health. He is board certified in anatomic and clinical pathology and has held faculty appointments as visiting Professor of Pathology at Dartmouth Medical School and as Adjunct Professor of Medicine at Northwestern University School of Medicine.

Julia Levy. Dr. Levy has served in several key senior posts at QLT, including Chief Scientific Officer and Vice President, as well as President and CEO from 1995 to February 2002. Dr. Levy has also been a director of QLT since 1983. In December 2006, Dr. Levy retired from the Board of Directors and became a Director Emerita. Under her leadership, QLT recorded the strongest period of growth in company history and earned a reputation for achieving milestones, including FDA approval for Visudyne® therapy to treat age-related blindness in April, 2000. Following her doctorate degree in immunology from the University of London, Dr. Levy was awarded an Industrial Professorship in the Department of Microbiology from the University of British Columbia and is the recipient of several honorary degrees. A fellow of the Royal Society of Canada and former President of the Canadian Federation of Biological Sciences, Dr. Levy has earned numerous awards and honours including an appointment as an Officer of the Order of Canada in 2001, the Female Entrepreneur of the Year for International

Business in 1998, Pacific Canada Entrepreneur of the Year in 2000 and the Future of Vision Award from the Foundation Fighting Blindness in 2001.

William A. Mackinnon. Mr. Mackinnon was Chief Executive Officer of KPMG Canada from April, 1999 until his retirement in December 2008. Mr. Mackinnon joined KPMG Canada in 1971, became a partner in 1977, the Toronto Managing Partner in 1988 and the Greater Toronto Managing Partner in 1992. He obtained the FCA designation from the Institute of Chartered Accountants of Ontario in 1994 and, during the period between 1999 and 2002, became a member of the Board of Directors of each of KPMG Canada, KMPG International and KMPG Americas. He is an active volunteer and currently serves as Chair of the Board of Directors and Executive Committee member of the Toronto East General Hospital, as Chair of the Board of the Canadian Institute of Chartered Accountants and as a member of the board of The Toronto Community Foundation and Roy Thomson Hall. Mr. Mackinnon is also a director of Telus Corp., Pioneer Petroleum, Osisko Mining Corporation and the Public Service Pension Investment Board. Mr. Mackinnon holds a Bachelor of Commerce from the University of Manitoba.

G. Steven Burrill. Mr. Burrill is the Chief Executive Officer of Burrill & Company, a diversified global financial services firm focused on the life sciences industry. Prior to founding the firm in 1994, Mr. Burrill spent 28 years with Ernst & Young, directing and coordinating the firm’s services to clients in the biotechnology/life sciences/high technology/manufacturing industries worldwide. In addition to Novadaq, he currently serves on the Boards of Directors of AliveCor, Catalyst Biosciences, Depomed (NASDAQ: DEPO), NewBridge, Proventys, Targacept (NASDAQ: TRGT) and XDx. Previously he served as Chairman of the Boards of BioImagene, Abunda Nutrition and Pharmasset. Mr. Burrill is a founder and currently serves as Chairman of the Board of the National Science and Technology Medals Foundation (NSTMF). Additionally, he serves as Chairman of the San Francisco Mayor’s Biotech Advisory Committee (MAYBAC). Mr. Burrill chaired the National Research Council study on linkages in biotechnology between Japan and the United States, and was also involved with the US-Japan Science and Technology Agreement Study of Technology Transfer Mechanisms between the United States and Japan. Other not-for-profit activities include serving on the Boards of Directors of the Life Science Foundation (Chairman), the World Council for Ethical Standards (Chairman), the Vilas County (Wisconsin) Economic Development Corporation (VCEDC) (Chairman), the National Health Museum (Vice Chairman), the Bay Area Science Infrastructure Consortium, BayBio (Emeritus), California Healthcare Institute (Emeritus), The Exploratorium (Emeritus), The Kellogg Center for Biotechnology, the MIT Center for Biomedical Innovation, BIO Ventures for Global Health (BVGH), the Harvard Medical School Genetics Advisory Council and the NIH Scientific Management Review Board. He serves on the editorial boards of Scientific American, the Journal of Commercial Biotechnology and Life Science Leader, and also serves on the advisory boards of the Center for Policy on Emerging Technologies (C-PET) and BioAg Gateway, City of Madison. He is an advisor to the University of Illinois Institute for Genomic Biology, the University of Wisconsin-College of Agriculture and Life Sciences, the University of Minnesota College of Biological Sciences and Duke University, and is an adjunct professor at the University of California, San Francisco. He also serves on the Advisory Boards for the Department of Biology at San Francisco State University and the Biotechnology Master’s Program in the Department of Biology at the University of San Francisco. He serves on the BioNJ Diagnostics and Personalized Medicine Committee.

PLAN OF DISTRIBUTION

Novadaq may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and it may also sell the Securities to one or more purchasers directly or through agents. Securities may be sold from time to time in one or more transactions at a fixed price or prices, or at non-fixed prices.

If offered on a non-fixed price basis, the Securities may be offered at prevailing market prices at the time of sale or at prices to be negotiated with purchasers. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. Consequently, any dealer’s overall compensation will increase or decrease by the amount by which the aggregate price paid for the Securities by the purchasers exceeds or is less than the gross proceeds paid by the dealers, acting as principals, to Novadaq.

If, in connection with the offering of the Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to Novadaq.

A Prospectus Supplement will identify each underwriter, dealer or agent engaged by Novadaq, as the case may be, if any, in connection with the offering and sale of a particular series or issue of Securities, and will also set forth the terms of the offering, including the public offering price (or the manner of determination thereof, if offered on a non-fixed price basis), the proceeds to Novadaq and any compensation payable to the underwriters, dealers or agents, if applicable.

Under agreements which may be entered into by Novadaq, underwriters, dealers and agents who participate in the distribution of the Securities may be entitled to indemnification by Novadaq against certain liabilities, including liabilities arising out of any misrepresentation in this Prospectus and the documents incorporated by reference herein, other than liabilities arising out of any misrepresentation made by underwriters, dealers or agents who participate in the offering of the Securities.

Each series or issue of Securities other than common shares will be a new issue of securities with no established trading market. In accordance with rules and policy statements of certain Canadian securities regulators, the underwriters, dealers or agents, as the case may be, may not, throughout the period of distribution of a series of Securities, bid for or purchase such series of Securities. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising prices of, such series of Securities. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules of the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and applicable laws, in connection with the offering, and subject to the first exception mentioned above, the underwriters, dealers or agents, as the case may be, may engage in over-allotment and stabilizing transactions and purchases to cover short positions created by the underwriters, dealers or agents, as the case may be, in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of a particular series of Securities and short positions created by the underwriters, dealers or agents, as the case may be, involving the sale by the underwriters, dealers or agents, as the case may be, of a greater number of Securities of such series than may be offered by Novadaq in the offering. These activities may stabilize, maintain or otherwise affect the market price of the Securities, which may be higher than the price that might otherwise prevail in the open market; these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

Any underwriters, dealers or agents to or through whom Securities are sold by Novadaq for public offering and sale may make a market in the Securities, but such underwriters, dealers or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that a trading market in the Securities of any series or issue will develop or as to the liquidity of any trading market for the Securities.

Under no circumstances will the fee, commission or discount received or to be received by any underwriter, placement agent or other FINRA member or independent broker-dealer exceed 8% of the gross proceeds of any public offering of the Securities in the United States pursuant to this Prospectus.

DESCRIPTION OF THE SHARE CAPITAL

The authorized share capital of the Company is comprised of an unlimited number of common shares and an unlimited number of preferred shares. As at December 31, 2011, there were a total of 32,769,462 common shares and no preferred shares outstanding. As at December 31, 2011, a total of 2,589,211 stock options were outstanding under the Company’s employee stock option plan and the principal value of $5,218,015 convertible loan debentures were outstanding under the private placement and subsequent issuance of payment in kind debentures. The Company has issued 609,838 warrants in connection with the private placement of $6,610,157, net of cash transaction costs of $511,180, in exchange for 3,049,205 units at a price of CDN$2.43 per unit, completed in February, 2010. Each warrant has a five-year term and is exercisable for one common share at an exercise price of CDN$3.00. The Company also issued 128,066 broker warrants as a part of the compensation payable to a placement agent, of which 78,066 remain outstanding. The broker warrants have a term of 3 years and are exercisable at a price of CDN$2.82. On March 24, 2011, the Company closed a private placement of $14,280,240, net of transaction costs of $998,207, in exchange for 4,731,864 units at a price of CDN $3.17 per unit. Each unit consists of one common share and 0.45 of a warrant, representing 2,129,339 warrants. Each warrant has a five-year term and is exercisable for one common share at an exercise price of CDN $3.18.

DESCRIPTION OF THE COMMON SHARES AND THE PREFERRED SHARES

Common Shares

The holders of the common shares will be entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Company and to one vote in respect of each common share held at all such meetings. The holders of the common shares will be entitled, at the discretion of the Board of Directors, to receive out of any or all profits or surplus of the Company properly available for the payment of dividends, any dividend declared by the Board of Directors and payable by the Company on the common shares. The holders of the common shares will participate ratably in any distribution of the assets of the Company upon the liquidation, dissolution or winding-up of the Company or other distribution of its assets among its shareholders for the purpose of winding-up its affairs.

Preferred Shares

The Company is authorized to issue an unlimited number of preferred shares, which may be issued from time to time in one or more series. The Board of Directors is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences and any other rights, preferences, privileges and restrictions applicable to each series of preferred shares.

Subject to any rights, privileges, restrictions and conditions that may have been determined by the directors to apply to any series of preferred shares, the holders of preferred shares shall be entitled to receive notice of meetings of the shareholders pursuant to the by-laws of the Company, but shall have no right to be present at or vote either in person, or by proxy, at any of the general meetings by virtue of or in respect of their holding of preferred shares (except where holders of a specified class or series of shares are entitled to vote separately as a class or series as provided in the CBCA or under applicable securities laws).

Subject to any rights, privileges, restrictions and conditions that may have been determined by the directors to apply to any series of preferred shares or any restrictions in any of the Company’s debt agreements:

(a)	the directors shall have complete uncontrolled discretion to pay dividends on any class or classes of shares or any series within a class of shares issued and outstanding in any particular year to the exclusion of any other class or classes of shares or any series within a class of shares out of any or all profits or surplus available for dividends;

(b)	with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the preferred shares shall rank on a parity with the preferred shares of every other series and be entitled to a preference and priority over the common shares and over any other shares of the Company ranking junior to the preferred shares; and

(c)	on winding-up, liquidation or dissolution of the Company or upon the happening of any other event giving rise to a distribution of assets other than by way of dividend amongst the Company’s shareholders for the purposes of winding-up its affairs, the holders of the preferred shares shall be entitled to receive, before any distribution of any part of the assets of the Company among the holders of any other shares, for each preferred share, an amount equal to the redemption price of such share and any dividends declared thereon and unpaid and no more.

MARKET FOR SECURITIES

The Company’s common shares are listed and posted for trading on the TSX under the symbol “NDQ”. The price ranges and trading volume of Company’s common shares for the twelve-month period before the date of this Prospectus on the TSX was as follows (share price is stated in Canadian dollars per share):

Month	Open	High	Low	Close	Volume (Total)
March, 2011	3.15	3.49	3.01	3.20	219,304
April, 2011	3.20	4.10	3.20	3.80	94,415
May, 2011	3.41	5.39	3.36	4.86	196,440
June, 2011	4.87	4.98	4.02	4.35	208,521
July, 2011	4.35	5.45	4.15	4.55	697,575
August, 2011	4.50	4.75	3.75	3.80	446,476
September, 2011	3.87	4.55	3.66	4.55	244,604
October, 2011	4.55	5.58	4.09	5.15	244,462
November, 2011	5.06	5.37	4.81	4.98	303,423
December, 2011	5.02	5.07	4.75	5.00	364,331
January, 2012	4.97	5.05	4.85	4.90	177,701
February, 2012	4.90	5.91	4.80	5.58	262,144
March 1-23, 2012	5.64	7.25	5.53	6.74	177,077

On March 1, 2012, the Company announced that its common shares were approved for listing on the NASDAQ under the ticker symbol “NVDQ”.

Month	Open	High	Low	Close	Volume (Total)
March 1-23, 2012	5.60	7.98	5.51	6.50	978,747

PRIOR SALES

On March 24, 2011, the Company closed a private placement of $14,280,240, net of transaction costs of $998,207, in exchange for 4,731,864 units at a price of CDN $3.17 per unit. Each unit consists of one common share and 0.45 of a warrant, representing 2,129,339 warrants. Each warrant has a five-year term and is exercisable for one common share at an exercise price of CDN $3.18.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference into this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Novadaq at 2585 Skymark Avenue, Suite 306, Mississauga, Ontario, L4W 4L5 Telephone: (905) 629-0816. These documents are also available through the internet on SEDAR, which can be accessed online at www.sedar.com, and on EDGAR, which can be accessed at www.sec.gov.

The following documents, filed by Novadaq, as the case may be, with the SEC and/or securities commissions or similar authorities in each of the provinces of Canada, as amended from time to time, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	annual information form of the Company dated March 19, 2012 for the year ended December 31, 2011;

(b)	audited consolidated financial statements for the year ended December 31, 2011 and 2010 together with the notes thereto and the auditors’ report thereon, together with the management’s discussion and analysis dated February 14, 2012 for the year ended December 31, 2011;

(c)	material change report of the Company dated January 10, 2012;

(d)	management information circular of the Company dated April 5, 2011 prepared in connection with the Company’s annual meeting of shareholders held on May 20, 2011;

(e)	any and all Prospectus Supplements in respect of this Prospectus as of the date of each such Prospectus Supplement; and

(f)	to the extent permitted by applicable securities law, any other documents which Novadaq elects to incorporate by reference into this Prospectus.

Any annual information form, annual or quarterly financial statements, annual or quarterly management’s discussion and analysis, management proxy circular, material change report (excluding confidential material change reports), business acquisition report, information circular or other disclosure document filed by us with the securities commission or similar authorities in Canada after the date of this Prospectus and prior to 25 months from the date hereof shall be deemed to be incorporated by reference into this Prospectus.

In addition, to the extent that any document or information incorporated by reference into this Prospectus pursuant to the foregoing paragraph is also included in any report filed with or furnished to the SEC by us on Form 6-K or on Form 40-F (or any respective successor form) after the date of this Prospectus it shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part. Further, we may incorporate by reference into the registration statement, of which this Prospectus forms a part, any report on Form 6-K furnished to the SEC, including the exhibits thereto, if and to the extent provided in such report.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus except as so modified or superseded.

Upon a new annual information form and the related annual audited comparative financial statements and accompanying management’s discussion and analysis being filed with and, where required, accepted by, the securities commissions or similar authorities in Canada during the currency of this Prospectus, the previous annual information form, the previous annual audited comparative financial statements and accompanying management’s discussion and analysis and all interim financial statements and accompanying management’s discussion and analysis, and all material change reports, information circulars and business acquisition reports filed prior to the commencement of the then current fiscal year, will be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon an interim financial statement and accompanying management’s discussion and analysis being filed by us with and, where required, accepted by, the securities commissions or similar authorities in Canada during the currency of this Prospectus, all interim financial statements and accompanying management’s discussion and analysis filed prior to the new interim financial statement shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.

REGISTRATION AND TRANSFER

Other than in the case of book-entry-only Securities, Securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) in the city specified for such purpose at the office of the registrar or transfer agent designated by the Company for such purpose with respect to any issue of Securities referred to in the Prospectus Supplement. No service charge will be made for any transfer, conversion or exchange of the Securities but the Company may require payment of a sum to cover any transfer tax or other governmental charge payable in connection therewith. Such transfer, conversion or exchange will be effected upon such registrar or transfer agent being satisfied with the documents of title and the identity of the person making the request. If a Prospectus Supplement refers to any registrar or transfer agent designated by the Company with respect to any issue of Securities, the Company may at any time rescind the designation of any such registrar or transfer agent and appoint another in its place or approve any change in the location through which such registrar or transfer agent acts.

In the case of book-entry-only Securities, a global certificate or certificates representing the Securities may be held by a designated depository for its participants. The Securities must be purchased or transferred through such participants, which includes securities brokers and dealers, banks and trust companies. The depository will establish and maintain book-entry accounts for its participants acting on behalf of holders of the Securities. The interests of such holders of Securities will be represented by entries in the records maintained by the participants. Holders of Securities issued in book-entry-only form will not be entitled to receive a certificate or other instrument evidencing their ownership thereof, except in limited circumstances. Each holder will receive a customer confirmation of purchase from the participants from which the Securities are purchased in accordance with the practices and procedures of that participant.

ENFORCEABILITY OF CIVIL LIABILITIES

The Company is a corporation incorporated under and governed by the CBCA. A majority of the directors and officers of the Company, and some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States and all or a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of the directors and officers of the Company and experts under U.S. federal securities laws.

The Company has been advised by its Canadian counsel, Stikeman Elliott LLP, that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the U.S. court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Company has also been advised by Stikeman Elliott LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

Concurrently with filing our registration statement on Form F-10, the Company made an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of the Securities under this Prospectus.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe the principal Canadian federal income tax considerations generally applicable to investors described therein of purchasing, holding and disposing of the Securities offered thereunder. The applicable Prospectus Supplement may also describe certain U.S. federal income tax considerations generally applicable to the purchase, holding and disposition of those Securities by an investor who is a U.S. person.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment, irrespective of the determination at a later date of the purchase price of the securities distributed if offered on a non-fixed price basis. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

LEGAL MATTERS

Certain legal matters relating to the Securities offered by this Prospectus will be passed upon on our behalf by Stikeman Elliott LLP, our Canadian counsel, and Dechert LLP, our U.S. counsel. As of the date of this Prospectus, the partners and associates of Stikeman Elliott LLP beneficially own, directly or indirectly, less than 1% of outstanding securities of any class issued by the Company. As of the date of this Prospectus, the partners and associates of Dechert LLP beneficially own, directly or indirectly, less than 1% of outstanding securities of any class issued by the Company. In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents with respect to matters of Canadian and United States law.

AUDITORS

The Company’s external and independent auditors are Ernst & Young LLP, Chartered Accountants, Licensed Public Accountants (“E&Y”), 222 Bay Street, P.O. Box 251, Toronto, Ontario, M5K 1J7. E&Y was first appointed as auditors of the Company for the year 2002.

The audited annual consolidated statements of financial position of the Company as at December 31, 2011 and 2010 and January 1, 2010, and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2011, incorporated in this Prospectus by reference have been audited by E&Y, Chartered Accountants, Licensed Public Accountants; as stated in their report, which is incorporated herein by reference.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the Registration Statement of which this Prospectus is a part: (i) the documents referred to under “Documents Incorporated by Reference”; (ii) the consent of Ernst & Young LLP, Chartered Accountants, Licensed Public Accountants; (iii) powers of attorney from directors and officers of the Company; and (iv) consent of Stikeman Elliott LLP.

AUDITORS’ CONSENT

We have read the short form base shelf prospectus of Novadaq Technologies Inc. (the “Company”) dated March 26, 2012 relating to the issue and sale of preferred shares and common shares of the Company up to an aggregate initial offering price of U.S.$100,000,000 (the “Prospectus”). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our report to the shareholders of the Company on the consolidated statements of financial position of the Company as at December 31, 2011 and 2010 and January 1, 2010, and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2011. Our report is dated February 14, 2012.

(signed)
Ernst & Young LLP
Toronto, Canada	Chartered Accountants
March 26, 2012	Licensed Public Accountants

A-1

CERTIFICATE OF THE COMPANY

Dated: March 26, 2012

This short form prospectus, together with the documents incorporated in this Prospectus by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada other than the Province of Quebec.

NOVADAQ TECHNOLOGIES INC.

CHIEF EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER

(Signed) Dr. Arun Menawat President and Chief Executive Officer of Novadaq Technologies Inc.	(Signed) Stephen Purcell Vice-President and Chief Financial Officer of Novadaq Technologies Inc.

On behalf of the Board of Directors of Novadaq Technologies Inc.

(Signed) Anthony Griffiths Director	(Signed) Aaron Davidson Director

C-1

Novadaq Technologies Inc.

U.S.$50,310,000

3,900,000 Common Shares

Canaccord Genuity